SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 29, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Corporation Financial Report for Q2 and Half Year 2021

•	Report attached to stock exchange release: Report for Q2 and Half Year 2021

Stock exchange release	1 (6)

29 July 2021

Nokia Corporation

Half year report
29 July 2021 at 08:00 EET

Nokia Corporation Financial Report for Q2 and Half Year 2021

Strong first half, 2021 Outlook revised upwards

•	Top-line strength continued in Q2, with constant currency net sales up 9% year-on-year, driven by growth across all business groups, with particular strength in Network Infrastructure. Reported net sales increased 4%.

•	Important progress on our three-phased strategy. Mobile Networks strengthening its competitiveness with major product launch, including some industry leading features. Network Infrastructure continued to gain share in the first half.

•	Our new operating model is delivering clear accountability and financial discipline through the organization.

•	Comparable gross margin of 42.3% (reported 41.0%) in Q2, reflecting broad improvements, particularly in Mobile Networks, which benefitted from a one-time software deal and 5G growth.

•	Comparable operating margin of 12.8% (reported 9.1%) in Q2, with improvements across all business groups, also helped by the one-time software deal in Mobile Networks.

•	Q2 comparable diluted EPS of EUR 0.09; reported diluted EPS of EUR 0.06.

•	Generated positive free cash flow for the fifth quarter in a row; liquidity position remains solid with EUR 3.7bn net cash.

•	Strong performance in first half 2021 with 9% constant currency sales growth (reported net sales +4%) and comparable operating margin of 11.9% (reported 8.8%), driving increase in our full year Outlook although headwinds remain for the second half.

•	Considering our strong start to 2021, we revise our full year 2021 Outlook, including net sales expected to be EUR 21.7bn to 22.7bn (previously EUR 20.6bn to EUR 21.8bn) with comparable operating margin in the range of 10-12% (previously 7-10%).

This is a summary of the Nokia Corporation Financial Report for Q2 and Half Year 2021 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. Investors should not solely rely on summaries of Nokia's financial reports, but should also review the complete reports with tables.

Stock exchange release	2 (6)

29 July 2021

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q2 2021 RESULTS

I am delighted that our strong start to 2021 continued in the second quarter. Our constant currency sales growth of 9%, combined with good cost control, enabled us to deliver a comparable operating margin of 12.8%. Even excluding a one-time software deal in Mobile Networks, we saw good underlying progress in operating margin. We are already seeing the benefits of our new operating model which helped us to deliver such a strong financial performance.

The highlight of the second quarter was the Mobile Networks launch of our new AirScale baseband and radio products with up to 75% better power efficiency helping to reduce our environmental footprint and the lightest 32TRX massive MIMO active antenna in the market. In Network Infrastructure we sustained double-digit growth and have a series of product launches ahead in the second half to further strengthen our differentiation. Cloud and Network Services is making good progress on its portfolio rebalancing and Nokia Technologies continues to scale with two licensing agreements with automotive manufacturers including Daimler.

Considering our robust start to 2021, we are revising upwards our full year Outlook. We now expect a comparable operating margin between 10-12% for full year 2021, compared to our previous range of 7-10%. We have executed faster than planned on our strategy in the first half which provides us with a good foundation for the full year. We still however expect to face the earlier communicated headwinds in the second half, particularly with market share loss and price erosion in North America. Therefore, we still expect our typical quarterly earnings seasonality to be less pronounced in 2021. In addition, we continue to accelerate R&D investments and monitor risks around component availability, considering the strong demand for our products.

Overall, I am very happy with the progress made in the first half. I want to thank our entire team for their hard work and commitment.

Stock exchange release	3 (6)

29 July 2021

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q2'21	Q2'20	YoY change		Constant currency YoY change	Q1– Q2'21	Q1– Q2'20	YoY change		Constant currency YoY change
Reported results
Net sales	5 313	5 092	4%		9%	10 389	10 005	4%		9%
Gross margin %[1]	41.0%	38.1%	290	bps		39.5%	36.8%	270	bps
Research and development expenses[1]	(1 063)	(1 013)	5%			(2 060)	(2 019)	2%
Selling, general and administrative expenses[1]	(712)	(709)	0%			(1 360)	(1 489)	(9)%
Operating profit	484	170	185%			916	94	874%
Operating margin %	9.1%	3.3%	580	bps		8.8%	0.9%	790	bps
Profit/(loss) for the period	351	99	255%			614	(17)
EPS, diluted	0.06	0.02	200%			0.11	0.00
Net cash and current financial investments	3 688	1 550	138%			3 688	1 550	138%
Comparable results
Net sales	5 313	5 093	4%		9%	10 389	10 007	4%		9%
Gross margin %	42.3%	39.6%	270	bps		40.3%	38.0%	230	bps
Research and development expenses	(1 011)	(953)	6%			(1 985)	(1 928)	3%
Selling, general and administrative expenses	(585)	(590)	(1)%			(1 137)	(1 262)	(10)%
Operating profit	682	423	61%			1 234	539	129%
Operating margin %	12.8%	8.3%	450	bps		11.9%	5.4%	650	bps
Profit for the period	539	316	71%			914	348	163%
EPS, diluted	0.09	0.06	50%			0.16	0.06	167%
ROIC[2]	18.4%	11.4%	700	bps

1In Q4 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported results for Q2’20 and Q1-Q2'20 have been recast accordingly. Refer to Note 1, Basis of preparation, in the Financial statement information section included in Nokia Corporation Financial Report for Q2 and Half Year 2021 for details.

2Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information section included in Nokia Corporation Financial Report for Q2 and Half Year 2021 for details.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q2'21	Q2'20	YoY change	Q1– Q2'21	Q1– Q2'20	YoY change
Reported operating profit	484	170	185%	916	94	874%
Restructuring and associated charges	141	130		177	217
Amortization of acquired intangible assets	97	106		194	207
Settlement of legal disputes	(80)	0		(80)	0
Impairment of assets, net of impairment reversals	32	19		33	20
Other, net	8	(2)		(6)	1
Comparable operating profit	682	423	61%	1 234	539	129%

OUTLOOK

	Full year 2021	Full year 2023
Net sales[1]	EUR 21.7 billion to EUR 22.7 billion (adjusted from EUR 20.6 to 21.8bn)	Grow faster than the market
Comparable operating margin[2]	10 to 12% (adjusted from 7 to 10%)	10 to 13%
Free cash flow[3]	Clearly positive (adjusted from positive)	Clearly positive
Comparable ROIC[2,4]	17 to 21% (adjusted from 10 to 15%)	15 to 20%

Stock exchange release	4 (6)

29 July 2021

1) Assuming actual currency rates for first half 2021 and end of June EUR/USD rate of 1.19 continues in the second half 2021 (this is adjusted from our previous guidance based on the year-end 2020 EUR/USD rate of 1.23).

2) Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Refer to Note 10, Performance measures, in the Financial statement information section included in Nokia Corporation Financial Report for Q2 and Half Year 2021 for details.

3) Free cash flow = net cash from/(used in) operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments..

4) Comparable ROIC = comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information section included in Nokia Corporation Financial Report for Q2 and Half Year 2021 for details.

OUTLOOK ASSUMPTIONS

•	Nokia’s outlook assumptions for the comparable operating margin of each business group in 2021 and 2023 are provided below (updated):

	Full year 2021	Full year 2023
Mobile Networks	4 to 7%	5 to 8%
Network Infrastructure	8 to 11%	9 to 12%
Cloud and Network Services	3 to 6%	8 to 11%
Nokia Technologies	>75%	>75%

•	We continue to maintain our expectation for Nokia Technologies to deliver a slight improvement in comparable operating profit in full year 2021, relative to full year 2020, and stable performance over the longer-term;

•	Group Common and Other primarily consists of support function costs. We expect the net negative impact of Group Common and Other to be approximately EUR 200 million in 2021 and over the longer-term;

•	In full year 2021, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 600 million lower than its operating profit, primarily due to prepayments we received from certain licensees;

•	Comparable financial income and expenses are expected to be an expense of approximately EUR 200 million in full year 2021 and EUR 250 million over the longer-term (updated);

•	Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2021 and over the longer-term, subject to regional profit mix, net sales subject to withholding tax and the timing of patent licensing cash flow;

•	Cash outflows related to income taxes are expected to be approximately EUR 350 million in full year 2021 and over the longer-term until our US or Finnish deferred tax assets are fully utilized;

•	Capital expenditures are expected to be approximately EUR 650 million in full year 2021 and EUR 600 million over the longer-term (updated); and

•	Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation, in the Financial statement information section included in Nokia Corporation Financial Report for Q2 and Half Year 2021 for details), we expect that a 10% increase in the EUR/USD exchange rate would have an impact of approximately negative 4 to 5% on net sales and an approximately neutral impact on operating profit.

Stock exchange release	5 (6)

29 July 2021

RISK FACTORS

Nokia and its business are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is particularly impacting Mobile Networks and is expected to continue at a high level in full year 2021, as some competitors seek to take share in the early stages of 5G;

•	Our ability to accelerate our product roadmaps and cost competitiveness through additional 5G investments in full year 2021, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive;

•	Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;

•	Developments in North America following the conclusion of the C-band auction, including the potential for temporary capital expenditure constraints or the acceleration of 5G deployments;

•	The scope and duration of the COVID-19 impact, particularly in certain countries, including India, where the pandemic has worsened, and the pace and shape of the economic recovery following the pandemic;

•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;

•	The timing of completions and acceptances of certain projects;

•	Our product and regional mix;

•	Macroeconomic, industry and competitive dynamics;

•	The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing;

as well as the risk factors specified under Forward-looking Statements of this release, and our 2020 annual report on Form 20-F published on March 4, 2021 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) ability to execute, expectations, plans or benefits related to changes in organizational and operational structure and cash or cost savings arrangements; and (E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

Stock exchange release	6 (6)

29 July 2021

ANALYST WEBCAST

Nokia's video webcast will begin on 29 July 2021 at 11:30 a.m. Finnish time. A link to the webcast will be available at www.nokia.com/financials. Media representatives can follow the presentation via the link, or alternatively call +1-412-717-9224.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

Summary

NOKIA

Report for Q2 and Half Year 2021

Strong first half, 2021 Outlook revised upwards

- Top-line strength continued in Q2, with constant currency net sales up 9% year-on-year, driven by growth across all business groups, with particular strength in Network Infrastructure. Reported net sales increased 4%.
- Important progress on our three-phased strategy. Mobile Networks strengthening its competitiveness with major product launch, including some industry leading features. Network Infrastructure continued to gain share in the first half.
- Our new operating model is delivering clear accountability and financial discipline through the organization.
- Comparable gross margin of 42.3% (reported 41.0%) in Q2, reflecting broad improvements, particularly in Mobile Networks, which benefitted from a one-time software deal and 5G growth.
- Comparable operating margin of 12.8% (reported 9.1%) in Q2, with improvements across all business groups, also helped by the one-time software deal in Mobile Networks.
- Q2 comparable diluted EPS of EUR 0.09; reported diluted EPS of EUR 0.06.
- Generated positive free cash flow for the fifth quarter in a row; liquidity position remains solid with EUR 3.7bn net cash.
- Strong performance in first half 2021 with 9% constant currency sales growth (reported net sales +4%) and comparable operating margin of 11.9% (reported 8.8%), driving increase in our full year Outlook although headwinds remain for the second half.
- Considering our strong start to 2021, we revise our full year 2021 Outlook, including net sales expected to be EUR 21.7bn to 22.7bn (previously EUR 20.6bn to EUR 21.8bn) with comparable operating margin in the range of 10-12% (previously 7-10%).

EUR million (except for EPS in EUR)	Q2'21	Q2'20	YoY change	*Constant currency YoY change*	Q1–Q2'21	Q1–Q2'20	YoY change	*Constant currency YoY change*
Reported results								
Net sales	**5 313**	5 092	4%	*9%*	**10 389**	10 005	4%	9%
Gross margin %[1]	**41.0%**	38.1%	290bps		**39.5%**	36.8%	270bps	
Research and development expenses[1]	**(1 063)**	(1 013)	5%		**(2 060)**	(2 019)	2%	
Selling, general and administrative expenses[1]	**(712)**	(709)	0%		**(1 360)**	(1 489)	(9)%	
Operating profit	**484**	170	185%		**916**	94	874%	
Operating margin %	**9.1%**	3.3%	580bps		**8.8%**	0.9%	790bps	
Profit/(loss) for the period	**351**	99	255%		**614**	(17)		
EPS, diluted	**0.06**	0.02	200%		**0.11**	0.00		
Net cash and current financial investments	**3 688**	1 550	138%		**3 688**	1 550	138%	
Comparable results								
Net sales	**5 313**	5 093	4%	*9%*	**10 389**	10 007	4%	9%
Gross margin %	**42.3%**	39.6%	270bps		**40.3%**	38.0%	230bps	
Research and development expenses	**(1 011)**	(953)	6%		**(1 985)**	(1 928)	3%	
Selling, general and administrative expenses	**(585)**	(590)	(1)%		**(1 137)**	(1 262)	(10)%	
Operating profit	**682**	423	61%		**1 234**	539	129%	
Operating margin %	**12.8%**	8.3%	450bps		**11.9%**	5.4%	650bps	
Profit for the period	**539**	316	71%		**914**	348	163%	
EPS, diluted	**0.09**	0.06	50%		**0.16**	0.06	167%	
ROIC[2]	**18.4%**	11.4%	700bps					

[1]In Q4 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported results for Q2'20 and Q1-Q2'20 have been recast accordingly. Refer to Note 1, Basis of preparation, in the Financial statement information section for details.
[2]Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters' ending balances. Refer to Note 10, Performance measures, in the Financial statement information section for details.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q2'21	Q2'20	YoY change	Q1–Q2'21	Q1–Q2'20	YoY change
Reported operating profit	**484**	170	185%	**916**	94	874%
Restructuring and associated charges	**141**	130		**177**	217	
Amortization of acquired intangible assets	**97**	106		**194**	207	
Settlement of legal disputes	**(80)**	0		**(80)**	0	
Impairment of assets, net of impairment reversals	**32**	19		**33**	20	
Other, net	**8**	(2)		**(6)**	1	
Comparable operating profit	**682**	423	61%	**1 234**	539	129%

29 July 2021 1

Summary

NOKIA

Pekka Lundmark, President and CEO, on Q2 2021 results


Pekka Lundmark
President and CEO

I am delighted that our strong start to 2021 continued in the second quarter. Our constant currency sales growth of 9%, combined with good cost control, enabled us to deliver a comparable operating margin of 12.8%. Even excluding a one-time software deal in Mobile Networks, we saw good underlying progress in operating margin. We are already seeing the benefits of our new operating model which helped us to deliver such a strong financial performance.

The highlight of the second quarter was the Mobile Networks launch of our new AirScale baseband and radio products with up to 75% better power efficiency helping to reduce our environmental footprint and the lightest 32TRX massive MIMO active antenna in the market. In Network Infrastructure we sustained double-digit growth and have a series of product launches ahead in the second half to further strengthen our differentiation. Cloud and Network Services is making good progress on its portfolio rebalancing and Nokia Technologies continues to scale with two licensing agreements with automotive manufacturers including Daimler.

Considering our robust start to 2021, we are revising upwards our full year Outlook. We now expect a comparable operating margin between 10-12% for full year 2021, compared to our previous range of 7-10%. We have executed faster than planned on our strategy in the first half which provides us with a good foundation for the full year. We still however expect to face the earlier communicated headwinds in the second half, particularly with market share loss and price erosion in North America. Therefore, we still expect our typical quarterly earnings seasonality to be less pronounced in 2021. In addition, we continue to accelerate R&D investments and monitor risks around component availability, considering the strong demand for our products.

Overall, I am very happy with the progress made in the first half. I want to thank our entire team for their hard work and commitment.

Outlook

	Full year 2021	Full year 2023
Net sales[1]	EUR 21.7 billion to EUR 22.7 billion (adjusted from EUR 20.6 to 21.8bn)	Grow faster than the market
Comparable operating margin[2]	10 to 12% (adjusted from 7 to 10%)	10 to 13%
Free cash flow[3]	Clearly positive (adjusted from positive)	Clearly positive
Comparable ROIC[2,4]	17 to 21% (adjusted from 10 to 15%)	15 to 20%

[1] Assuming actual currency rates for first half 2021 and end of June EUR/USD rate of 1.19 continues in the second half 2021 (this is adjusted from our previous guidance based on the year-end 2020 EUR/USD rate of 1.23).

[2] Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Refer to Note 10, Performance measures, in the Financial statement information for details.

[3] Free cash flow = net cash from/(used in) operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments.

[4] Comparable ROIC = comparable operating profit after tax, last four quarters / invested capital, average of last five quarters' ending balances. Refer to Note 10, Performance measures, in the Financial statement information for details.

Outlook assumptions

- Nokia's outlook assumptions for the comparable operating margin of each business group in 2021 and 2023 are provided below (updated):

	Full year 2021	Full year 2023
Mobile Networks	4 to 7%	5 to 8%
Network Infrastructure	8 to 11%	9 to 12%
Cloud and Network Services	3 to 6%	8 to 11%
Nokia Technologies	>75%	>75%

- We continue to maintain our expectation for Nokia Technologies to deliver a slight improvement in comparable operating profit in full year 2021, relative to full year 2020, and stable performance over the longer-term;
- Group Common and Other primarily consists of support function costs. We expect the net negative impact of Group Common and Other to be approximately EUR 200 million in 2021 and over the longer-term;
- In full year 2021, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 600 million lower than its operating profit, primarily due to prepayments we received from certain licensees;
- Comparable financial income and expenses are expected to be an expense of approximately EUR 200 million in full year 2021 and EUR 250 million over the longer-term (updated);
- Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2021 and over the longer-term, subject to regional profit mix, net sales subject to withholding tax and the timing of patent licensing cash flow;
- Cash outflows related to income taxes are expected to be approximately EUR 350 million in full year 2021 and over the longer-term until our US or Finnish deferred tax assets are fully utilized;
- Capital expenditures are expected to be approximately EUR 650 million in full year 2021 and EUR 600 million over the longer-term (updated); and
- Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation, in the Financial statement information section for details), we expect that a 10% increase in the EUR/USD exchange rate would have an impact of approximately negative 4 to 5% on net sales and an approximately neutral impact on operating profit.

29 July 2021 2

Financial results

Financial Results

Net sales and comparable operating profit by business group


Q2'20-Q2'21 net sales
€ 3200m
€ 2800m
€ 2400m
€ 2000m
€ 1600m
€ 1200m
€ 800m
€ 400m
€ 0m
Mobile Networks
Network Infrastructure
Cloud and Network Services
Nokia Technologies
Group Common and Other


Q2'20-Q2'21 comparable operating profit/-loss
€ 500m
€ 400m
€ 300m
€ 200m
€ 100m
€ 0m
-€ 100m
-€ 200m
Mobile Networks
Network Infrastructure
Cloud and Network Services
Nokia Technologies
Group Common and Other

EUR million	**Q2'21**	Q2'20	YoY change	*Constant currency YoY change*	**Q1–Q2'21**	Q1–Q2'20	YoY change	*Constant currency YoY change*
Net sales	**5 313**	5 092	4%	*9%*	**10 389**	10 005	4%	*9%*
Mobile Networks	**2 380**	2 424	(2)%	*3%*	**4 642**	4 768	(3)%	*3%*
Network Infrastructure	**1 778**	1 545	15%	*20%*	**3 505**	2 963	18%	*24%*
Cloud and Network Services	**703**	718	(2)%	*2%*	**1 377**	1 462	(6)%	*(2)%*
Nokia Technologies	**401**	341	18%	*20%*	**766**	689	11%	*13%*
Group Common and Other	**62**	75	(17)%	*(14)%*	**119**	143	(17)%	*(11)%*
Items affecting comparability	**0**	(1)			**0**	(1)		
Eliminations	**(10)**	(11)	(9)%		**(20)**	(20)	0%	
Comparable operating profit/(loss)	**682**	423	61%		**1 234**	539	129%	
Mobile Networks	**249**	183	36%		**326**	197	65%	
Network Infrastructure	**162**	66	145%		**349**	34	926%	
Cloud and Network Services	**10**	(6)			**(10)**	(45)	(78)%	
Nokia Technologies	**332**	272	22%		**618**	552	12%	
Group Common and Other	**(70)**	(91)	(23)%		**(48)**	(199)	(76)%	

Q2 2021 to Q2 2020 bridge for net sales and operating profit

EUR million	**Q2'21**	Volume, price, mix and other	Foreign exchange impact	Items affecting comparability	**Q2'20**
Net sales	**5 313**	466	(246)	1	5 092
Operating profit	**484**	245	14	55	170
Operating margin %	**9.1%**				3.3%

29 July 2021 3

Financial results

NOKIA

Net sales by region


Q2'20-Q2'21
€ 2400m
€ 2200m
€ 2000m
€ 1800m
€ 1600m
€ 1400m
€ 1200m
€ 1000m
€ 800m
€ 600m
€ 400m
€ 200m
€ 0m
Europe
North America
Asia Pacific
Middle East & Africa
Greater China
Latin America
India

EUR million	Q2'21	Q2'20[1]	YoY change	*Constant currency YoY change*	Q1–Q2'21	Q1–Q2'20[1]	YoY change	*Constant currency YoY change*
Asia Pacific	**582**	643	(9)%	*(4)%*	**1 162**	1 343	(13)%	*(10)%*
Europe	**1 662**	1 565	6%	*7%*	**3 136**	2 999	5%	*6%*
Greater China	**374**	338	11%	*11%*	**776**	671	16%	*17%*
India	**290**	179	62%	*75%*	**538**	392	37%	*49%*
Latin America	**323**	216	50%	*57%*	**616**	497	24%	*31%*
Middle East & Africa	**423**	426	(1)%	*4%*	**838**	908	(8)%	*(2)%*
North America	**1 659**	1 725	(4)%	*4%*	**3 324**	3 196	4%	*13%*
Total	**5 313**	5 092	4%	*9%*	**10 389**	10 005	4%	*9%*

[1]In the first quarter of 2021, Nokia aligned how it externally reports financial information on a regional basis with its internal reporting structure. As a result, India which was earlier presented as part of Asia Pacific region is presented as a separate region. In addition, certain countries are now presented as part of a different region. The comparative net sales by region amounts for Q2'20 and Q1-Q2'20 have been recast accordingly.

Net sales by customer type


Communication service providers
€ 6000m
€ 5000m
€ 4000m
€ 3000m
€ 2000m
€ 1000m
€ 0m
Q2'20 Q3'20 Q4'20 Q1'21 Q2'21


Enterprise
€ 600m
€ 500m
€ 400m
€ 300m
€ 200m
€ 100m
€ 0m
Q2'20 Q3'20 Q4'20 Q1'21 Q2'21


Licensees
€ 600m
€ 500m
€ 400m
€ 300m
€ 200m
€ 100m
€ 0m
Q2'20 Q3'20 Q4'20 Q1'21 Q2'21

EUR million	Q2'21	Q2'20	YoY change	*Constant currency YoY change*	Q1–Q2'21	Q1–Q2'20	YoY change	*Constant currency YoY change*
Communication service providers	**4 277**	4 180	2%	*8%*	**8 375**	8 245	2%	*7%*
Enterprise	**357**	376	(5)%	*(2)%*	**712**	687	4%	*7%*
Licensees	**401**	341	18%	*20%*	**766**	689	11%	*13%*
Other[1]	**278**	195	43%	*43%*	**536**	384	40%	*40%*
Total	**5 313**	5 092	4%	*9%*	**10 389**	10 005	4%	*9%*

[1]Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. Submarine Networks and RFS net sales include also revenue from communication service providers and enterprise customers.

29 July 2021

4

29 July 2021 5 Financial results Q2 2021 compared to Q2 2020 Net sales In Q2 2021, reported net sales increased 4%, primarily driven by Network Infrastructure and Nokia Technologies, partially offset by Mobile Networks and Cloud and Network Services, both of which were negatively impacted by foreign exchange rate fluctuations. On a constant currency basis, Nokia net sales increased 9%. Network Infrastructure saw growth across all four of its businesses. Nokia Technologies saw strong growth, driven by catch-up net sales related to new patent license agreements, as well as higher patent licensing net sales related to both new and renewed patent license agreements signed this year and in Q4 2020. Mobile Networks net sales grew on a constant currency basis, primarily driven by strong growth in 5G, partially offset by legacy radio access products. Cloud and Network Services net sales grew on a constant currency basis, primarily driven by Core Networks and Enterprise Solutions, partially offset by Cloud and Cognitive Services and Business Applications. From a regional perspective, growth in constant currency net sales was broad-based, with particular strength in India, Latin America and Europe. Net sales in North America increased 4% on a constant currency basis, primarily due to Network Infrastructure. From a customer perspective, net sales to Enterprise customers decreased 5% on a reported basis and 2% on a constant currency basis, primarily due to a difficult year-ago comparison. In Q2 2021, we gained 63 new Enterprise customers and our pipeline remains strong. We also continued to have strong momentum in private wireless, now with more than 340 customers. Gross margin Reported gross margin in Q2 2021 was 41.0%, compared to 38.1% in Q2 2020. Comparable gross margin was 42.3%, compared to 39.6% in Q2 2020. The improvement in comparable gross margin was primarily driven by Mobile Networks and Nokia Technologies. The increase in Mobile Networks stems mainly from the EUR 80 million positive impact of a one-time software deal that was completed in Q2 2021, in addition to 5G growth, progress in our cost competitiveness and favorable product mix. The increase in Nokia Technologies was primarily driven by higher net sales. Operating profit and margin Reported operating profit was EUR 484 million, or 9.1% of net sales, compared to EUR 170 million, or 3.3% of net sales in Q2 2020. Comparable operating profit was EUR 682 million, or 12.8% of net sales, compared to EUR 423 million, or 8.3% of net sales in Q2 2020. The improvement in comparable operating profit and operating margin was primarily driven by higher gross profit (including the above mentioned one-time software deal in Mobile Networks) and a net positive fluctuation in other income and expenses, related to foreign exchange hedging and Nokia’s venture fund investments. This was partially offset by higher R&D expenses, as Mobile Networks continued to invest in securing full portfolio competitiveness. In Q2 2021, operating profit was negatively impacted by higher incentive accruals, compared to Q2 2020. In Q2 2021 and Q2 2020, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, the amortization of acquired intangible assets and the impairment of assets. In Q2 2021, reported operating profit also included a gain related to the settlement of legal disputes, which was not included in comparable results. Profit/loss for the period Reported net profit was EUR 351 million, compared to a net profit of EUR 99 million in Q2 2020. Comparable net profit was EUR 539 million, compared to EUR 316 million in Q2 2020. The improvement in comparable net profit was primarily driven by the increase in comparable operating profit, partially offset by an increase in income tax expenses, reflecting higher profit before tax, and a net negative fluctuation in financial income and expenses. In Q2 2021 and Q2 2020, in addition to the items impacting comparability included in operating profit, the difference between reported and comparable net profit was primarily related to the change in financial liability to acquire Nokia Shanghai-Bell non- controlling interest and change in the income tax expense driven by the one-off deferred tax expense related to legal entity restructuring in Q2 2020 and a deferred tax benefit due to tax rate changes in Q2 2021. Earnings per share Reported diluted EPS was EUR 0.06, compared to EUR 0.02 in Q2 2020. Comparable diluted EPS was EUR 0.09, compared to EUR 0.06 in Q2 2020. Comparable return on Invested Capital (“ROIC”) Q2 2021 comparable ROIC was 18.4%, compared to 11.4% in Q2 2020. The increase was primarily driven by growth in operating profit and lower invested capital, reflecting growth in total cash and current financial investments and a decrease in total equity, partially offset by an increase in total interest-bearing liabilities. Cash performance During Q2 2021, net cash was approximately flat, resulting in an end-of-quarter net cash balance of approximately EUR 3.7 billion. During Q2 2021, total cash decreased by approximately EUR 100 million, resulting in an end-of-quarter total cash balance of approximately EUR 8.8 billion. The cash performance in Q2 2021 reflected strong operating profit, almost entirely offset by the payment of 2020 performance-related incentives to employees and further reductions in the sale of receivables. Q2 2021 was the fifth quarter in a row of positive free cash flow.

29 July 2021 6 Financial results January-June 2021 compared to January-June 2020 Net sales In the first six months of 2021, reported net sales increased 4%, primarily driven by Network Infrastructure and Nokia Technologies, partially offset by Mobile Networks and Cloud and Network Services, which were negatively impacted primarily by foreign exchange rate fluctuations. On a constant currency basis, Nokia net sales increased 9% in the first six months of 2021. Network Infrastructure saw strength across all four of its businesses. Nokia Technologies net sales grew, driven by higher patent licensing net sales related to both new and renewed patent license agreements signed this year and in Q4 2020 and catch-up net sales related to new patent license agreements, partially offset by lower brand licensing net sales. Mobile Networks net sales grew on a constant currency basis, primarily driven by strong growth in 5G, partially offset by services and legacy radio access products. The decrease in Cloud and Network Services was primarily driven by Cloud and Cognitive Services and Business Applications, partially offset by Core Networks. From a regional perspective, the increase in constant currency net sales was driven by broad-based growth across most regions, with the exception of Asia Pacific and Middle East and Africa. Notably, net sales in North America increased 4% on a reported basis and 13% on a constant currency basis, primarily due to Network Infrastructure. From a customer perspective, net sales to Enterprise customers increased 4% on a reported basis and 7% on a constant currency basis. Year-to-date, we have gained 126 new Enterprise customers and our pipeline remains strong. We also continued to have strong momentum in private wireless, now with more than 340 customers. Gross margin Reported gross margin in the first six months of 2021 was 39.5%, compared to 36.8% in the first six months of 2020. Comparable gross margin was 40.3%, compared to 38.0% in the year-ago period. The improvement in comparable gross margin was primarily driven by Mobile Networks and, to a lesser extent Nokia Technologies and Network Infrastructure. The increase in Mobile Networks stems mainly from 5G growth, favorable product mix and the impact of a one-time software deal that was completed in Q2 2021. The increase in Nokia Technologies reflected higher net sales. The increase in Network Infrastructure was primarily driven by higher gross margin in IP Networks, Optical Networks and Submarine Networks, partially offset by lower gross margin in Fixed Networks. Operating profit and margin Reported operating profit in the first six months of 2021 was EUR 916 million, or 8.8% of net sales, compared to EUR 94 million, or 0.9% of net sales, in the first six months of 2020. Comparable operating profit was EUR 1 234 million, or 11.9% of net sales, compared to EUR 539 million, or 5.4% of net sales in the year-ago period. The improvement in comparable operating profit and operating margin was primarily driven by higher gross profit, a net positive fluctuation in other income and expenses, primarily related to Nokia’s venture fund investments, foreign exchange hedging and the reversal of loss allowances on certain trade receivables, as well as lower SG&A expenses. This was partially offset by higher R&D expenses, as Mobile Networks continued to invest in securing full portfolio competitiveness. In the first six months of 2021, operating profit was negatively impacted by higher incentive accruals, compared to the first six months of 2020. In the first six months of 2021 and the first six months of 2020, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, the amortization of acquired intangible assets and the impairment of assets. In the first six months of 2021, reported operating profit also included a gain related to the settlement of legal disputes, which was not included in comparable results. Profit/loss for the period Reported net profit was EUR 614 million, compared to a net loss of EUR 17 million in the first six months of 2020. Comparable net profit was EUR 914 million, compared to EUR 348 million in the year-ago period. The improvement in comparable net profit was primarily driven by the increase in comparable operating profit, partially offset by an increase in income tax expenses, reflecting higher profit before tax. In the first six months of 2021 and the first six months of 2020, in addition to the items impacting comparability included in operating profit, the difference between reported and comparable net profit/loss was primarily related to the change in financial liability to acquire Nokia Shanghai-Bell non-controlling interest and change in the income tax expense driven by the one-off deferred tax expense related to legal entity restructuring in the first six months of 2020 and a deferred tax benefit due to tax rate changes in the first six months of 2021. Earnings per share Reported diluted EPS in the first six months of 2021 was EUR 0.11, compared to EUR 0.00 in the first six months of 2020. Comparable diluted EPS was EUR 0.16, compared to EUR 0.06 in the year-ago period. Cash performance The strong cash performance in the first six months of 2021 was primarily driven by our strong operating profit, as well as good collection of receivables in Q1 2021. At the end of Q2 2021, we had a net cash balance of approximately EUR 3.7 billion and a total cash balance of approximately EUR 8.8 billion.

Financial results

NOKIA

Cash and cash flow in Q2 2021

EUR million, at end of period	Q2'21	Q1'21	QoQ change	Q4'20	YTD change
Total cash and current financial investments	**8 751**	8 842	(1)%	8 061	9%
Net cash and current financial investments[1]	**3 688**	3 689	(0)%	2 485	48%

[1] Net cash and current financial investments does not include lease liabilities. For details, please refer to Note 10, Performance measures, in the Financial statement information.

EUR billion



Operating
Investing
Financing
3.69
0.91
(0.07)
(0.59)
(0.09)
(0.05)
(0.11)
(0.03)
0.02
0.07
(0.05)
(0.01)
3.69
Q1' 21 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Capital expenditures
Acquisition of businesses
Sale of fixed assets
Non-current financial investments
Lease payments
Other
Q2' 21 net cash

Free cash flow

During Q2 2021, Nokia's free cash flow was EUR 77 million, driven by strong adjusted profit, partially offset by cash outflows related to net working capital, capital expenditures, restructuring, income taxes and net interest. Our free cash flow in Q2 2021 was negatively impacted by the payment of 2020 performance-related incentives to employees.

Net cash from operating activities

Net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 910 million.
- Approximately EUR 70 million of restructuring and associated cash outflows, related to our current and previous cost savings programs.
- Excluding the restructuring and associated cash outflows, the decrease in net cash related to net working capital was approximately EUR 590 million, as follows:
  - The increase in receivables was approximately EUR 80 million, primarily due to the reduced balance sheet impact related to the sale of receivables.
  - The increase in inventories was approximately EUR 140 million, as we continue to build inventory levels to meet customer demand.
  - The decrease in liabilities was approximately EUR 380 million, primarily due to the payment of 2020 performance-related incentives to employees.
- An outflow related to cash taxes of approximately EUR 90 million.
- An outflow related to net interest of approximately EUR 50 million.

Net cash used in investing activities

- Net cash used in investing activities was related primarily to capital expenditures of approximately EUR 110 million, and net cash outflows related to the acquisition of a business of approximately EUR 30 million. This was partially offset by a net cash inflow from non-current financial investments of approximately EUR 70 million and the sale of fixed assets of approximately EUR 20 million.

Net cash used in financing activities

- Net cash used in financing activities was related primarily to lease payments of approximately EUR 50 million.

Change in total cash and net cash

In Q2 2021, the approximately EUR 90 million difference between the change in total cash and net cash was primarily due to a decrease in interest-bearing liabilities, driven by repayments.

29 July 2021

7

Financial results

NOKIA

Comparable return on invested capital

	Rolling four quarters		
EUR million	Q2'21	Q1'21	Q2'20
Comparable operating profit	2 776	2 517	2 151
Comparable profit before tax	2 608	2 368	1 924
Comparable income tax expense	(606)	(589)	(488)
Comparable operating profit after tax	2 131	1 891	1 605
	Average		
EUR million	30 June 2021	31 March 2021	30 June 2020
Total equity	14 238	14 572	15 107
Total interest-bearing liabilities	5 498	5 485	4 795
Total cash and current financial investments	(8 155)	(7 667)	(5 884)
Invested capital	11 581	12 390	14 018
Comparable ROIC[1]	**18.4%**	**15.3%**	**11.4%**

[1]Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters' ending balances. Refer to Note 10, Performance measures, in the Financial statement information for details.

29 July 2021

8

29 July 2021 9 Sustainability Sustainability Our strategy and focus areas We create technology that helps the world act together. We strongly believe that connectivity and technology will play a key role in helping to solve many future challenges. Our sustainability strategy is focused on the areas we believe will have the greatest impact on sustainable development and our profitability: climate, integrity and culture. Climate The importance of combatting climate change through connectivity solutions will only increase and we recognize our responsibility in the fight against climate change. We have committed to cut our greenhouse gas emissions by 50 percent between 2019 and 2030 as part of our updated Science Based Targets (SBTs), in line with a 1.5°C warming scenario. This target covers emissions across our own operations and close to 100% of our current product portfolio, as well as logistics and final assembly factories within our supply chain. In June, we announced that we are trialling our unique Liquid Cooling AirScale Baseband solution with Japanese mobile operator KDDI. The Liquid Cooling AirScale solution cuts cooling system energy consumption by up to 90 percent compared to traditional active air cooling system. Additionally, in June we launched our next-generation AirScale 5G portfolio powered by ReefShark technology. The highly efficient ReefShark powered plug-in cards reduce power consumption by up to 75 percent. Integrity Nokia is committed to the highest standards of integrity and business ethics. This year, Nokia was named as one of the World’s Most Ethical Companies by Ethisphere Institute; this was the fourth consecutive year Nokia has been so recognized. Nokia has a robust compliance program and a strong open reporting culture that encourages all employees to speak up. This open reporting culture is enhanced by a network of ombuds leaders who support employees who wish to raise concerns; we have ombuds leaders around the globe. Other vital elements of Nokia’s compliance program include delivering effective, practical and engaging compliance training to our employees and carrying out careful integrity screening of various third parties with whom we do business. This year we have delivered already 144 separate live training sessions on a variety of compliance topics and we have rolled out five unique “microlearning” modules – timely compliance training segments that are customized to address specific risks and issues faced by segments of our global workforce. These live trainings are in addition to the online training modules available to our employees, including our Ethical Business Training – training on the importance of ethics and integrity that is mandatory for every Nokia employee. Culture We believe our people are our greatest asset and we aim to enable a culture that drives business value based on three essentials: open, fearless and empowered. As part of encouraging high performance, integrity, and inclusion through this culture, we are aiming at improving the average internal inclusion score yearly from the 2020 baseline score of 7.6 on a scale of 1-10. We also believe that increasing the number of women in our talent pool will differentiate us and therefore we are targeting a minimum of 26% female hires in global external recruits by the end of 2021. In order to achieve this target, we have increased efforts across all business groups to attract more female talent. We are also directing 30% of our corporate social responsibility (CSR) spend toward programs focused on empowering diversity. These are programs typically done in collaboration with non-governmental organizations (NGOs) and other partners. In Q2, we signed the Women Empowerment Principles and agreed to collaborate with UN Women on four new pilot projects to improve gender equality and promote inclusion and diversity in the Middle East and Africa region. During Q2, we also delivered webinars on Nokia’s labor practices with a deep-dive into inclusion and diversity to address Nokia suppliers in 23 countries identified as high-risk countries related to minority rights by Maplecroft with a special focus on ethnic, religious, sexual and gender minorities. Other topics We published our annual sustainability report, “People & Planet”, in April 2021, Conflict Minerals report in May 2021 and Modern Slavery statement in June 2021.

NOKIA

Segment details

Segment details

Mobile Networks, Q2 2021 compared to Q2 2020

EUR million	Q2'21	Q2'20	YoY change	*Constant currency YoY change*	Q1–Q2'21	Q1–Q2'20	YoY change	*Constant currency YoY change*
Reported results								
Net sales	**2 380**	2 424	(2)%	*3%*	**4 642**	4 768	(3)%	*3%*
Gross margin %	**39.6%**	35.0%	460bps		**36.3%**	32.6%	370bps	
Operating profit/(loss)	**219**	104	111%		**263**	60	338%	
Operating margin %	**9.2%**	4.3%	490bps		**5.7%**	1.3%	440bps	
Comparable results								
Gross margin %	**40.9%**	36.1%	480bps		**37.1%**	33.7%	340bps	
Operating profit/(loss)	**249**	183	36%		**326**	197	66%	
Operating margin %	**10.5%**	7.5%	300bps		**7.0%**	4.1%	290bps	

Addressable market development

As of the end of Q2 2021, the forecasted Mobile Networks addressable market, excluding China, for 2021 was EUR 46 billion, calculated assuming actual currency rates for first half 2021 and end of June EUR/USD rate of 1.19 continues in the second half 2021.

On a constant currency basis, we estimate that the addressable market, excluding China, will grow by approximately 6% (compared to 3% previously). The change was primarily driven by increased expectations for the CSP 4G and 5G radio access market across regions, particularly in Europe, India, Middle East and Africa and North America.

Net sales

Mobile Networks net sales decreased 2%. On a constant currency basis, Mobile Networks net sales increased 3%.

On a constant currency basis, the increase in net sales was primarily driven by strong growth in 5G. This was partially offset by a decline in legacy radio access products.

From a regional perspective, on a constant currency basis, the increase was primarily driven by growth across most regions, with particular strength in India and Greater China. This was offset by declines in North America and Asia Pacific.

Gross margin

Reported gross margin was 39.6%, compared to 35.0% in Q2 2020. Comparable gross margin was 40.9%, compared to 36.1% in Q2 2020. The strong improvement in comparable gross margin stems mainly from the impact of a one-time software deal that was completed in Q2 2021 (worth approximately EUR 80 million), in addition to 5G growth, progress in our cost competitiveness and favorable product mix.

Operating profit and margin

Reported operating profit was EUR 219 million, or 9.2% of net sales, compared to EUR 104 million, or 4.3% of net sales, in Q2 2020. Comparable operating profit was EUR 249 million, or 10.5% of net sales, compared to EUR 183 million, or 7.5% of net sales, in Q2 2020. The improvement in comparable operating profit and operating margin was primarily driven by higher gross profit (including the above mentioned one-time software deal), a net positive fluctuation in foreign exchange hedging, recorded in other operating income and expenses, as well as lower SG&A expenses. These were partially offset by an increase in R&D expenses to accelerate our product roadmaps and cost competitiveness and loss allowances on certain trade receivables, recorded in other operating income and expenses. In Q2 2021, operating profit was negatively impacted by higher incentive accruals, compared to Q2 2020.

In Q2 2021 and Q2 2020, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges and the amortization of acquired intangible assets. In Q2 2021, reported operating profit also included a gain related to the settlement of legal disputes, which was not included in comparable results.

Operational Key Performance Indicators

Proportion of our 5G shipments that are "5G Powered by ReefShark"

This KPI tracks shipments of our System-on-Chip ("SoC") based 5G Powered by ReefShark ("5G PBR") product portfolio. Increased 5G PBR shipments are expected to help reduce our product cost and improve the power efficiency of our products.

In Q2 2021, 5G PBR accounted for 54% of shipments.

Our product development roadmaps remain on track for 5G PBR to account for ~70% of product shipments by the end of 2021, and ~100% of product shipments by the end of 2022, and we are reconfirming these previously stated targets. The new AirScale radio and baseband products launched in Q2 2021 are also important final steps towards our full SoC portfolio evolution.

Our weighted 5G conversion rate and market share

This KPI measures how we are doing in converting our end of 2018 4G footprint into 5G footprint. It factors in customer size, as well as new 5G footprint where we did not previously have a 4G installed base (meaning it can be over 100%).

At the end of Q2 2021, our 5G conversion rate improved slightly but remains approximately 90%, excluding China. Including China, our 5G conversion rate also improved slightly but remains approximately 80%. Since the end of 2018, our 4G to 5G conversion rate has been impacted by not converting all of our 4G footprint into 5G footprint in North America and China. We believe this has now stabilized and we see opportunities it could start to improve, but the timing of deals remains uncertain. In Q2 2021, the slight increase was primarily driven by a footprint gain in Canada.

We are targeting 4G + 5G market share, excluding China, to be approximately 25% to 27% in full year 2021, and we believe we are on track to meet this target.

29 July 2021

10

NOKIA

Segment details

Network Infrastructure, Q2 2021 compared to Q2 2020

EUR million	Q2'21	Q2'20	YoY change	*Constant currency YoY change*	Q1–Q2'21	Q1–Q2'20	YoY change	*Constant currency YoY change*
Reported results								
Net sales	**1 778**	1 545	15%	*20%*	**3 505**	2 963	18%	*24%*
IP Networks	**630**	611	3%	*8%*	**1 255**	1 154	9%	*15%*
Optical Networks	**391**	363	8%	*13%*	**791**	758	4%	*10%*
Fixed Networks	**531**	439	21%	*28%*	**1 022**	789	30%	*37%*
Submarine Networks	**226**	131	73%	*72%*	**437**	263	66%	*64%*
Gross margin %	**34.9%**	33.9%	100bps		**34.8%**	32.8%	200bps	
Operating profit/(loss)	**66**	(49)			**170**	(174)		
Operating margin %	**3.7%**	(3.2)%	690bps		**4.9%**	(5.9)%	1 080bps	
Comparable results								
Gross margin %	**35.3%**	34.8%	50bps		**35.1%**	33.7%	140bps	
Operating profit/(loss)	**162**	66	145%		**349**	34	927%	
Operating margin %	**9.1%**	4.3%	480bps		**10.0%**	1.1%	890bps	

Addressable market development

As of the end of Q2 2021, the forecasted Network Infrastructure addressable market, excluding Submarine Networks, for 2021 was EUR 42 billion, calculated assuming actual currency rates for first half 2021 and end of June EUR/USD rate of 1.19 continues in the second half 2021.

On a constant currency basis, we estimate that the addressable market, excluding Submarine Networks, will grow by approximately 4% (compared to 4% previously).

Net sales

Network Infrastructure net sales increased 15%. On a constant currency basis, Network Infrastructure net sales increased 20%.

The net sales increase was driven by all four businesses within Network Infrastructure.

The IP Networks growth was driven by technology leadership, with growth across all regions on a constant currency basis.

Similarly, Optical Networks witnessed growth across all regions on a constant currency basis.

The strong growth trend in Fixed Networks is a continuation of increased demand for fiber access technologies and broadband devices, partially offset by a decline in copper access technologies. North America continues to be a key driver for this growth.

The continuation of large submarine telecommunications projects underpins the growth momentum in Submarine Networks.

Gross margin

Reported gross margin was 34.9%, compared to 33.9% in Q2 2020. Comparable gross margin was 35.3%, compared to 34.8% in Q2 2020. The improvement in comparable gross margin stems mainly from higher gross margin in Optical Networks and Submarine Networks, partially offset by lower gross margin in IP Networks and Fixed Networks.

Operating profit and margin

Reported operating profit was EUR 66 million, or 3.7% of net sales, compared to an operating loss of EUR 49 million, or negative 3.2% of net sales, in Q2 2020. Comparable operating profit was EUR 162 million, or 9.1% of net sales, compared to EUR 66 million, or 4.3% of net sales, in Q2 2020. This improved result was driven by higher operating profit across all business units, except IP Networks. The improvement in comparable operating profit and operating margin was primarily driven by higher net sales and gross profit and, to a lesser extent, by a net positive fluctuation in other operating income and expenses, related to foreign exchange hedging. This was partially offset by higher R&D expenses, which are expected to continue to increase in the second half of 2021. In Q2 2021, operating profit was negatively impacted by higher incentive accruals, compared to Q2 2020.

In Q2 2021 and Q2 2020, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets and restructuring and associated charges.

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11

Segment details

NOKIA

Cloud and Network Services, Q2 2021 compared to Q2 2020

EUR million	**Q2'21**	Q2'20	YoY change	*Constant currency YoY change*	**Q1–Q2'21**	Q1–Q2'20	YoY change	*Constant currency YoY change*
Reported results								
Net sales	**703**	718	(2)%	*2%*	**1 377**	1 462	(6)%	*(2)%*
Gross margin %	**31.4%**	31.9%	(50)bps		**32.0%**	32.1%	(10)bps	
Operating profit/(loss)	**(41)**	(54)			**(79)**	(123)		
Operating margin %	**(5.8)%**	(7.5)%	170bps		**(5.7)%**	(8.4)%	270bps	
Comparable results								
Gross margin %	**35.7%**	35.9%	(20)bps		**34.6%**	35.1%	(50)bps	
Operating profit/(loss)	**10**	(6)			**(10)**	(45)		
Operating margin %	**1.4%**	(0.8)%	220bps		**(0.7)%**	(3.1)%	240bps	

Addressable market development

As of the end of Q2 2021, the forecasted Cloud and Network Services addressable market for 2021 was EUR 26 billion, calculated assuming actual currency rates for first half 2021 and end of June EUR/USD rate of 1.19 continues in the second half 2021.

On a constant currency basis, we estimate that the addressable market will grow by approximately 4% (compared to 2% previously). The change was primarily driven by increased expectations in CSP customers mainly in Asia Pacific, Europe, Middle East and Africa and North America.

Net sales

Cloud and Network Services net sales decreased 2%. On a constant currency basis, Cloud and Network Services net sales increased 2%.

On a constant currency basis, the net sales increase was primarily driven by Core Networks, reflecting broad-based growth across most regions, and Enterprise Solutions. This was partially offset by declines in Cloud and Cognitive Services and Business Applications. The decrease in Cloud and Cognitive Services was primarily driven by the continuation of exiting poorly performing projects and lower cognitive services as we transition from 4G to 5G.

Gross margin

Reported gross margin was 31.4%, compared to 31.9% in Q2 2020. Comparable gross margin was 35.7%, compared to 35.9% in Q2 2020.

Operating profit and margin

Reported operating loss was EUR 41 million, or negative 5.8% of net sales, compared to an operating loss of EUR 54 million, or negative 7.5% of net sales, in Q2 2020. Comparable operating profit was EUR 10 million, or 1.4% of net sales, compared to an operating loss of EUR 6 million, or negative 0.8% of net sales, in Q2 2020. The improvement was primarily driven by a net positive fluctuation in other operating income and expenses, related to the reversal of allowances for losses on trade receivables and foreign exchange hedging. In Q2 2021, operating result was negatively impacted by higher incentive accruals, compared to Q2 2020.

In Q2 2021 and Q2 2020, the difference between reported and comparable operating result was primarily related to restructuring and associated charges and the amortization of acquired intangible assets.

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12

Segment details

NOKIA

Nokia Technologies, Q2 2021 compared to Q2 2020

EUR million	Q2'21	Q2'20	YoY change	*Constant currency YoY change*	Q1–Q2'21	Q1–Q2'20	YoY change	*Constant currency YoY change*
Reported results								
Net sales	**401**	341	18%	*20%*	**766**	689	11%	*13%*
Gross margin %	**99.8%**	99.4%	40bps		**99.7%**	99.3%	40bps	
Operating profit/(loss)	**331**	271	22%		**617**	551	12%	
Operating margin %	**82.5%**	79.5%	300bps		**80.5%**	80.0%	50bps	
Comparable results								
Gross margin %	**99.8%**	99.4%	40bps		**99.7%**	99.3%	40bps	
Operating profit/(loss)	**332**	272	22%		**618**	552	12%	
Operating margin %	**82.8%**	79.8%	300bps		**80.7%**	80.1%	60bps	

Net sales

Nokia Technologies net sales increased 18%. On a constant currency basis, Nokia Technologies net sales increased 20%.

The increase in Nokia Technologies net sales was primarily due to catch-up net sales related to new patent license agreements, as well as higher patent licensing net sales related to new and renewed patent license agreements signed this year and in Q4 2020.

In addition to our licensing agreement with Daimler, we also signed a patent license agreement with another automotive manufacturer. The two agreements, both of which generated net sales starting from Q2 2021, underline the strength of our cellular portfolio and growth opportunities for our automotive licensing program.

Excluding the catch-up net sales, Nokia Technologies annualized net sales run rate was in the range of approximately EUR 1.4 to 1.5 billion in Q2 2021.

Gross margin

Both reported and comparable gross margin were 99.8%, compared to 99.4% in Q2 2020.

Operating profit and margin

Reported operating profit was EUR 331 million, or 82.5% of net sales, compared to EUR 271 million, or 79.5% of net sales, in Q2 2020. Comparable operating profit was EUR 332 million, or 82.8% of net sales, compared to EUR 272 million, or 79.8% of net sales, in Q2 2020. The improvement in comparable operating profit and operating margin was primarily driven by higher net sales. In Q2 2021, operating profit was negatively impacted by higher incentive accruals, compared to Q2 2020.

29 July 2021

13

Segment details

NOKIA

Group Common and Other, Q2 2021 compared to Q2 2020

EUR million	Q2'21	Q2'20	YoY change	*Constant currency YoY change*	Q1–Q2'21	Q1–Q2'20	YoY change	*Constant currency YoY change*
Reported results								
Net sales	**62**	75	(17)%	*(14)%*	**119**	143	(17)%	*(11)%*
Gross margin %	**(4.8)%**	2.7%	(750)bps		**(4.2)%**	(0.7)%	(350)bps	
Operating profit/(loss)	**(90)**	(103)			**(55)**	(221)		
Operating margin %	**(145.2)%**	(137.3)%	(790)bps		**(46.2)%**	(154.5)%	10 830bps	
Comparable results								
Gross margin %	**(4.8)%**	8.0%	(1 280)bps		**(4.2)%**	2.8%	(700)bps	
Operating profit/(loss)	**(70)**	(91)			**(48)**	(199)		
Operating margin %	**(112.9)%**	(121.3)%	840bps		**(40.3)%**	(139.2)%	9 890bps	

Net sales

Group Common and Other net sales decreased 17%. On a constant currency basis, Group Common and Other net sales decreased 14%.

The decrease in Group Common and Other net sales was driven by Radio Frequency Systems.

Gross margin

Reported gross margin was negative 4.8%, compared to 2.7% in Q2 2020. Comparable gross margin was negative 4.8%, compared to 8.0% in Q2 2020.

Operating profit and margin

Reported operating loss was EUR 90 million, or negative 145.2% of net sales, compared to an operating loss of EUR 103 million, or negative 137.3% of net sales, in Q2 2020. Comparable operating loss was EUR 70 million, or negative 112.9% of net sales, compared to an operating loss of EUR 91 million, or negative 121.3% of net sales, in Q2 2020. The improvement in comparable operating result and operating margin was primarily driven by a net positive fluctuation in other operating income and expense, primarily related to Nokia's venture fund investments. This was partially offset by lower net sales and gross profit. In Q2 2021, operating result was negatively impacted by higher incentive accruals, compared to Q2 2020.

In Q2 2021 and Q2 2020, the difference between reported and comparable operating result was primarily related to restructuring and associated charges. In Q2 2021, reported operating result also included fair value changes of a legacy IPR fund.

29 July 2021

14

Additional information

NOKIA

Additional information

Dividend policy

Target recurring, stable and over time growing ordinary dividend payments, taking into account the previous year's earnings as well as the company's financial position and business outlook.

Cost savings program

In Q1 2021, we announced plans to reset our cost base, targeting a reduction of approximately EUR 600 million by the end of 2023.

We expect these cost savings to result in approximately EUR 600-700 million of restructuring and associated charges by 2023.

We continue to expect approximately EUR 500 million of cash outflows related to our previous restructuring program, of which EUR 250 million are expected to be recorded in 2021 and EUR 250 million beyond 2021.

In EUR million, rounded to the nearest EUR 50 million	Expected amounts for				
	2021	2022	2023	Beyond 2023	Total amount[1]
Recurring cost savings	250	250	100		600
- cost of sales	*150*	*150*	*-*		*300*
- operating expenses	*100*	*100*	*100*		*300*
Restructuring and associated charges related to our most recent cost savings program	~350	~150	~150		600-700
Restructuring and associated cash outflows[2]	~450	~300	~250	~150	1 100-1 200

[1] Savings expected by end of 2023

[2] Includes cash outflows related to the most recent cost savings program, as well as the remaining cash outflows related to our previous programs.

Restructuring and associated charges by Business Group	
In EUR million, rounded to the nearest EUR 50 million	
Mobile Networks	300-350
Network Infrastructure	~100
Cloud and Network Services	200-250
Total restructuring and associated charges	600-700

29 July 2021

15

29 July 2021 16 Additional information Significant events January – June 2021 On March 16, 2021, Nokia announced plans to reset its cost base to invest in future capabilities. On a group level, this is expected to lower the company’s cost base by approximately EUR 600 million by the end of 2023. These savings are intended to offset increased investments in R&D, future capabilities and costs related to salary inflation. Nokia expects approximately EUR 600-700 million of restructuring and associated charges by 2023. Planned restructuring is expected to result in an 80 000-85 000 employee organization, over an 18-24-month period, instead of the approximately 90 000 employees Nokia had at the time of the announcement. On March 17, 2021, Nokia announced it had appointed Melissa Schoeb as Chief Corporate Affairs Officer and member of the Group Leadership team effective from April 12, 2021. Nokia’s Chief Corporate Affairs Officer oversees Communications, Government Relations, Brand and Sustainability. Schoeb joins Nokia from Occidental, one of the world’s largest independent oil and gas companies, where she was Vice President, Corporate Affairs. On March 18, 2021, Nokia held its Capital Markets Day and provided an overview of long-term market trends, how it is setting itself up for value creation, detailed plans for each of its business segments, its financial outlook and its updated dividend policy. For more details, refer to the stock exchange release by Nokia on March 18, 2021, and Nokia’s investor relations website at www.nokia.com/investors. On April 8, 2021, Nokia held its Annual General Meeting (AGM) at its headquarters in Espoo under special arrangements due to the COVID-19 pandemic. Approximately 66 300 shareholders representing approximately 2 470 million shares and votes were represented at the meeting. The following resolutions were made: ▪ No dividend is paid for the financial year 2020. ▪ Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou, Carla Smits-Nusteling and Kari Stadigh were re-elected as members of the Board of Directors for a term ending at the close of the next AGM. In an assembly meeting that took place after the AGM, the Board re-elected Sari Baldauf as Chair of the Board, and Kari Stadigh as Vice Chair of the Board. ▪ Remuneration Report of the Company’s governing bodies was supported. ▪ Deloitte Oy was re-elected as the auditor for Nokia for the financial year 2022. ▪ Board was authorized to resolve to repurchase a maximum of 550 million Nokia shares and to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until October 7, 2022 and they terminated the corresponding authorizations granted by the Annual General Meeting on May 27, 2020.

29 July 2021 17 Additional information Shares The total number of Nokia shares on 30 June 2021, equaled 5 675 461 159. On 30 June 2021 Nokia and its subsidiary companies owned 46 080 308 Nokia shares, representing approximately 0.8% of the total number of Nokia shares and voting rights. Risk Factors Nokia and its business are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is particularly impacting Mobile Networks and is expected to continue at a high level in full year 2021, as some competitors seek to take share in the early stages of 5G; ▪ Our ability to accelerate our product roadmaps and cost competitiveness through additional 5G investments in full year 2021, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive; ▪ Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits; ▪ Developments in North America following the conclusion of the C-band auction, including the potential for temporary capital expenditure constraints or the acceleration of 5G deployments; ▪ The scope and duration of the COVID-19 impact, particularly in certain countries, including India, where the pandemic has worsened, and the pace and shape of the economic recovery following the pandemic; ▪ Our ability to procure certain standard components and the costs thereof, such as semiconductors; ▪ The timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Macroeconomic, industry and competitive dynamics; ▪ The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies; ▪ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing; as well as the risk factors specified under Forward-looking Statements of this report, and our 2020 annual report on Form 20-F published on March 4, 2021 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward- looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) ability to execute, expectations, plans or benefits related to changes in organizational and operational structure and cash or cost savings arrangements; and (E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above. Proposed organizational changes Proposed organizational changes referenced in this release may be subject to consultation with employee representatives in certain jurisdictions and are not considered final until such processes are completed.

29 July 2021 18 Financial tables, unaudited Financial statement information

NOKIA
Financial tables, *unaudited*

Consolidated income statement (condensed)

EUR million	Reported				Comparable			
	Q2'21	Q2'20	Q1–Q2'21	Q1–Q2'20	Q2'21	Q2'20	Q1–Q2'21	Q1–Q2'20
Net sales (Notes 2, 3)	5 313	5 092	10 389	10 005	5 313	5 093	10 389	10 007
Cost of sales[1]	(3 133)	(3 151)	(6 285)	(6 328)	(3 064)	(3 076)	(6 200)	(6 203)
Gross profit[1] (Note 2)	2 179	1 942	4 105	3 678	2 249	2 017	4 189	3 804
Research and development expenses[1]	(1 063)	(1 013)	(2 060)	(2 019)	(1 011)	(953)	(1 985)	(1 928)
Selling, general and administrative expenses[1]	(712)	(709)	(1 360)	(1 489)	(585)	(590)	(1 137)	(1 262)
Other operating income and expenses[1]	80	(50)	232	(76)	29	(50)	166	(75)
Operating profit (Note 2)	484	170	916	94	682	423	1 234	539
Share of results of associated companies and joint ventures	0	6	(5)	3	0	6	(5)	3
Financial income and expenses	(68)	(11)	(123)	(61)	(39)	(27)	(91)	(93)
Profit before tax	416	165	788	35	643	403	1 138	448
Income tax expense (Note 5)	(66)	(80)	(166)	(51)	(104)	(87)	(224)	(100)
Profit/(loss) from continuing operations	350	85	622	(16)	539	316	914	348
Profit/(loss) from discontinued operations	1	14	(9)	(1)	0	0	0	0
Profit/(loss) for the period	351	99	614	(17)	539	316	914	348
Attributable to								
Equity holders of the parent	344	94	605	(23)	532	311	905	342
Non-controlling interests	7	5	9	6	7	5	9	6
Earnings per share, EUR (for profit attributable to equity holders of the parent)								
Basic								
Continuing operations	0.06	0.01	0.11	0.00	0.09	0.06	0.16	0.06
Profit for the period	0.06	0.02	0.11	0.00	0.09	0.06	0.16	0.06
Diluted								
Continuing operations	0.06	0.01	0.11	0.00	0.09	0.06	0.16	0.06
Profit for the period	0.06	0.02	0.11	0.00	0.09	0.06	0.16	0.06
Average number of shares ('000 shares)								
Basic								
Continuing operations	5 629 374	5 610 426	5 626 737	5 609 281	5 629 374	5 610 426	5 626 737	5 609 281
Profit for the period	5 629 374	5 610 426	5 626 737	5 609 281	5 629 374	5 610 426	5 626 737	5 609 281
Diluted								
Continuing operations	5 665 966	5 631 431	5 664 224	5 609 281	5 665 966	5 631 431	5 664 224	5 631 154
Profit for the period	5 665 966	5 631 431	5 664 224	5 609 281	5 665 966	5 631 431	5 664 224	5 631 154

[1]In the fourth quarter of 2020, Nokia reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative reported amounts for Q2'20 and Q1-Q2'20 have been recast accordingly. Refer to Note 1, Basis of preparation.

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

29 July 2021
19

29 July 2021 20 Financial tables, unaudited Consolidated statement of comprehensive income (condensed) EUR million Reported Q2'21 Q2'20 Q1–Q2'21 Q1–Q2'20 Profit/(loss) for the period 351 99 614 (17) Other comprehensive income Items that will not be reclassified to profit or loss Remeasurements of defined benefit plans 379 (548) 1 092 (26) Income tax related to items that will not be reclassified to profit or loss (101) 138 (283) 8 Items that may be reclassified subsequently to profit or loss Translation differences (113) (550) 432 (160) Net investment hedges 9 157 (79) 49 Cash flow and other hedges 19 27 (3) 36 Financial assets at fair value through other comprehensive income 4 18 11 35 Other changes, net 0 4 0 3 Income tax related to items that may be reclassified subsequently to profit or loss (1) (39) 1 (23) Other comprehensive income/(loss), net of tax 196 (793) 1 171 (78) Total comprehensive income/(loss) for the period 547 (694) 1 785 (95) Attributable to: Equity holders of the parent 540 (697) 1 773 (101) Non-controlling interests 7 3 12 6 The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

NOKIA

Financial tables, *unaudited*

Consolidated statement of financial position (condensed)

EUR million	30 June 2021	30 June 2020	31 December 2020
ASSETS			
Goodwill	5 270	5 609	5 074
Other intangible assets	1 768	2 287	1 953
Property, plant and equipment	1 802	1 770	1 783
Right-of-use assets	904	857	805
Investments in associated companies and joint ventures	224	166	233
Non-current financial investments (Note 6)	761	682	745
Deferred tax assets (Note 5)	1 502	5 009	1 822
Other non-current financial assets (Note 6)	329	448	306
Defined benefit pension assets (Note 4)	5 670	4 935	5 038
Other non-current assets	237	225	217
Non-current assets	18 467	21 988	17 976
Inventories	2 392	2 865	2 242
Trade receivables (Note 6)	4 387	4 671	5 503
Contract assets	1 288	1 196	1 080
Prepaid expenses and accrued income	881	853	850
Current income tax assets	317	304	265
Other current financial assets (Note 6)	183	206	214
Current financial investments (Note 6)	1 499	399	1 121
Cash and cash equivalents (Note 6)	7 252	7 088	6 940
Current assets	18 198	17 582	18 215
Total assets	36 665	39 570	36 191

SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	246	246	246
Share issue premium	411	434	443
Treasury shares	(352)	(352)	(352)
Translation differences	(944)	(494)	(1 295)
Fair value and other reserves	2 730	1 423	1 910
Reserve for invested unrestricted equity	15 698	15 627	15 656
Accumulated deficit	(3 541)	(1 644)	(4 143)
Total capital and reserves attributable to equity holders of the parent	14 248	15 241	12 465
Non-controlling interests	89	78	80
Total equity	14 337	15 319	12 545
Long-term interest-bearing liabilities (Notes 6, 8)	4 504	5 181	5 015
Long-term lease liabilities	807	729	721
Deferred tax liabilities	272	240	260
Defined benefit pension and post-employment liabilities (Note 4)	3 509	4 537	4 046
Contract liabilities	478	772	566
Deferred revenue and other long-term liabilities	520	624	541
Provisions (Note 7)	711	477	736
Non-current liabilities	10 800	12 560	11 885
Short-term interest-bearing liabilities (Notes 6, 8)	559	756	561
Short-term lease liabilities	223	227	189
Other financial liabilities (Note 6)	727	763	738
Current income tax liabilities	155	157	188
Trade payables (Note 6)	3 119	3 255	3 174
Contract liabilities	2 544	2 817	2 394
Accrued expenses, deferred revenue and other liabilities	3 373	2 986	3 721
Provisions (Note 7)	829	730	796
Current liabilities	11 528	11 690	11 761
Total shareholders' equity and liabilities	36 665	39 570	36 191
Shareholders' equity per share, EUR	2.53	2.72	2.22
Number of shares (1 000 shares, excluding treasury shares)	5 629 381	5 610 426	5 617 496

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

29 July 2021

21

NOKIA

Financial tables, *unaudited*

Consolidated statement of cash flows (condensed)

EUR million	Q2'21	Q2'20	Q1–Q2'21	Q1–Q2'20
Cash flow from operating activities				
Profit/(loss) for the period	351	99	614	(17)
Adjustments	559	535	927	958
Depreciation and amortization	273	290	544	574
Restructuring charges	120	98	148	177
Financial income and expenses	67	10	123	65
Income tax expense	67	79	166	49
Loss/(gain) from non-current investments	2	21	(92)	28
Other	30	37	38	65
Cash from operations before changes in net working capital	910	634	1 541	941
Change in net working capital	(664)	(175)	136	(364)
(Increase)/decrease in receivables	(77)	219	1 014	641
(Increase)/decrease in inventories	(136)	(82)	(114)	19
Decrease in non-interest-bearing liabilities	(451)	(312)	(764)	(1 024)
Cash from operations	246	459	1 677	577
Interest received	9	8	25	16
Interest paid	(59)	(49)	(122)	39
Income taxes paid, net	(90)	(85)	(170)	(165)
Net cash from operating activities	106	333	1 410	467
Cash flow from investing activities				
Purchase of property, plant and equipment and intangible assets	(113)	(89)	(272)	(243)
Proceeds from sale of property, plant and equipment and intangible assets	16	1	48	2
Acquisition of businesses, net of cash acquired	(33)	0	(33)	(104)
Proceeds from disposal of businesses, net of disposed cash	0	0	0	7
Purchase of current financial investments	(231)	(300)	(685)	(391)
Proceeds from maturities and sale of current financial investments	258	58	318	91
Purchase of non-current financial investments	(16)	(14)	(42)	(24)
Proceeds from sale of non-current financial investments	84	34	133	57
Foreign exchange hedging of cash and cash equivalents[1]	2	57	(5)	75
Other	7	3	8	13
Net cash used in investing activities	(26)	(250)	(530)	(517)
Cash flow from financing activities				
Purchase of a subsidiary's equity instruments	0	(2)	0	(2)
Proceeds from long-term borrowings	3	1 093	15	1 593
Repayment of long-term borrowings	(101)	(172)	(482)	(211)
Proceeds from/(repayment of) short-term borrowings	18	69	(50)	83
Payment of principal portion of lease liabilities	(52)	(56)	(103)	(123)
Dividends paid	(3)	(1)	(3)	(16)
Net cash (used in)/from financing activities	(135)	931	(623)	1 324
Translation differences[1]	(8)	(85)	55	(96)
Net (decrease)/increase in cash and cash equivalents	(63)	929	312	1 178
Cash and cash equivalents at beginning of period	7 315	6 159	6 940	5 910
Cash and cash equivalents at end of period	7 252	7 088	7 252	7 088

[1]In 2021, Nokia changed the presentation of the cash flows relating to foreign exchange hedging of cash and cash equivalents from translation differences to cash flow from investing activities. The comparative amounts for 2020 have been reclassified accordingly. Refer to Note 1, Basis of preparation.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

29 July 2021

22

NOKIA

Financial tables, *unaudited*

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Accumulated deficit	Attributable to equity holders of the parent	Non-controlling interests	Total equity
1 January 2020	246	427	(352)	(372)	1 382	15 607	(1 613)	15 325	76	15 401
Loss for the period	0	0	0	0	0	0	(23)	(23)	6	(17)
Other comprehensive loss	0	0	0	(122)	41	0	2	(78)	0	(78)
Total comprehensive loss	0	0	0	(122)	41	0	(21)	(101)	6	(95)
Share-based payments	0	34	0	0	0	0	0	34	0	34
Excess tax benefit on share-based payments	0	4	0	0	0	0	0	4	0	4
Settlement of share-based payments	0	(31)	0	0	0	20	0	(12)	0	(12)
Dividends	0	0	0	0	0	0	0	0	(4)	(4)
Acquisition of non-controlling interests	0	0	0	0	0	0	(10)	(10)	0	(10)
Total transactions with owners	0	7	0	0	0	20	(10)	17	(4)	13
30 June 2020	246	434	(352)	(494)	1 423	15 627	(1 644)	15 241	78	15 319
1 January 2021	246	443	(352)	(1 295)	1 910	15 656	(4 143)	12 465	80	12 545
Profit for the period	0	0	0	0	0	0	605	605	9	614
Other comprehensive income	0	0	0	351	819	0	(2)	1 168	3	1 171
Total comprehensive income	0	0	0	351	819	0	603	1 773	12	1 785
Share-based payments	0	33	0	0	0	0	0	33	0	33
Settlement of share-based payments	0	(65)	0	0	0	42	0	(23)	0	(23)
Dividends	0	0	0	0	0	0	0	0	(2)	(2)
Other movements	0	0	0	0	0	0	(1)	(1)	0	(1)
Total transactions with owners	0	(32)	0	0	0	42	(1)	9	(2)	7
30 June 2021	246	411	(352)	(944)	2 730	15 698	(3 541)	14 248	89	14 337

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

29 July 2021

23

29 July 2021 24 Financial tables, unaudited Notes to Financial statements 1. BASIS OF PREPARATION This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the consolidated financial statements for 2020 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the consolidated financial statements for 2020. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by management on 29 July 2021. Net sales and operating profit of the Nokia Group, particularly in Mobile Networks, Network Infrastructure and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communication service providers. Management has identified its regions as the relevant category to present disaggregated revenue. Nokia's primary customer base consists of companies that operate on a country specific or a regional basis and are subject to macroeconomic conditions specific to those regions. Further, although Nokia’s technology cycle is similar around the world, each country or region is inherently in a different stage of that cycle, often influenced by macroeconomic conditions. Each reportable segment, as described in Note 2, Segment Information, operates in every region as described in Note 3, Net Sales. No reportable segment has a specific revenue concentration in any region other than Nokia Technologies, which is included in Europe. Each type of customer, as disclosed in Note 3, Net Sales, operates in all regions. In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect this obligation, Nokia derecognized the non-controlling interest and records a financial liability in current liabilities in line with the option exercise period. Any changes in the estimated future cash settlement are recorded in financial income and expense. In the fourth quarter of 2020, Nokia reviewed the presentation of income and expenses related to its restructuring plans, pension plan curtailments and amendments as well as certain asset impairments. As a result, Nokia reclassified the restructuring and associated charges, pension curtailment and plan amendment income and expenses as well as certain impairment charges that were previously presented in other operating income and expenses to the functional line items to enhance the relevance of information provided in Nokia’s consolidated income statement. The comparative amounts for 2020 have been reclassified accordingly. Related to Q2 2020, as a result of reclassification, Nokia’s cost of sales increased by EUR 65 million, R&D expenses increased by EUR 44 million, SG&A expenses increased by EUR 29 million and other operating expenses decreased by EUR 137 million compared to the previously reported amounts. Related to Q1–Q2 2020, as a result of reclassification, Nokia’s cost of sales increased by EUR 106 million, R&D expenses increased by EUR 63 million, SG&A expenses increased by EUR 47 million and other operating expenses decreased by EUR 216 million compared to the previously reported amounts. In the first quarter of 2021, Nokia reviewed the presentation of cash flows related to foreign exchange hedging of cash and cash equivalents. As a result, Nokia reclassified the results of foreign exchange hedging of cash and cash flows previously presented in translation differences to the cash flow from investing activities to enhance the relevance of information provided in Nokia’s consolidated statement of cash flows. The comparative amounts for 2020 have been reclassified accordingly. Related to Q2 2020, as a result of the reclassification, the net cash used in investing activities decreased by EUR 57 million and translation differences decreased by EUR 57 million compared to the previously reported amounts. Related to Q1–Q2 2020, as a result of the reclassification, the net cash used in investing activities decreased by EUR 75 million and translation differences decreased by EUR 75 million compared to the previously reported amounts. In 2020, the global economy and financial markets were severely affected by the COVID-19 pandemic. To date, the impact of COVID-19 on our financial performance and financial position has been limited, primarily relating to temporary factory closures in the first half of 2020. As of 30 June 2021, potential risks and uncertainties continue to exist related to the scope and duration of the COVID-19 impact as well as the pace and shape of the economic recovery, and it is impossible to predict with accuracy the precise impact of such risks on our business.

Financial tables, *unaudited*

NOKIA

Comparable and constant currency measures

Nokia presents financial information on a reported, comparable (until the fourth quarter of 2020 non-IFRS) and constant currency basis. Comparable measures presented in this document exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

As comparable or constant currency financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. Refer to Note 10, Performance measures, for further details.

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

	Q2'21		Q2'20		Q1'21	
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~25%	~25%	~25%	~25%	~25%
USD	~50%	~50%	~50%	~45%	~50%	~45%
CNY	~5%	~5%	~5%	~10%	~5%	~10%
Other	~20%	~20%	~20%	~20%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q2'21 balance sheet rate 1 EUR = 1.19 USD, end of Q2'20 balance sheet rate 1 EUR = 1.12 USD and end of Q1'21 balance sheet rate 1 EUR = 1.17 USD

New and amended standards and interpretations

The amendments to IFRS standards that became effective on 1 January 2021, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted.

29 July 2021 25

29 July 2021 26 Financial tables, unaudited 2. SEGMENT INFORMATION Nokia has four operating and reportable segments for the financial reporting purposes: (1) Mobile Networks, (2) Network Infrastructure, (3) Cloud and Network Services and (4) Nokia Technologies. Segment-level information for Group Common and Other is also presented. In addition, Nokia provides net sales disclosure for the following businesses within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks, (iii) Fixed Networks and (iv) Submarine Networks. Nokia adopted its current operational and reporting structure on 1 January 2021. The reporting structure was revised to reflect Nokia’s new strategy and operational model which is aligned with the way the management evaluates the operational performance of Nokia and allocates resources. Previously Nokia had three reportable segments: (1) Networks, (2) Nokia Software and (3) Nokia Technologies. Furthermore, Networks reportable segment consisted of four aggregated operating segments: (1) Mobile Networks, (2) Global Services, (3) Fixed Networks and (4) IP/Optical Networks. The most significant changes to the operational and reporting structure are the reclassifications of the following product areas: • Network management was reclassified from Nokia Software to Mobile Networks • Submarine Networks was reclassified from Group Common and Other to Network Infrastructure • Packet Core was reclassified from IP/Optical Networks to Cloud and Network Services • Managed Services, Network Cognitive Services and Enterprise Solution Services were reclassified from Global Services to Cloud and Network Services • Digital Automation and Analytics & IoT was reclassified from Group Common and Other to Cloud and Network Services Segment information for 2020 has been recast for comparability purposes according to the new operating and reporting structure. The President and CEO is the chief operating decision-maker and monitors the operating results of segments for the purpose of assessing performance and making decisions about resource allocation. Key financial performance measures of the segments include primarily net sales and operating profit. The evaluation of segment performance and allocation of resources is primarily based on comparable operating profit which the management believes is the most relevant measure for this purpose. Comparable operating profit excludes intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies in the consolidated financial statements for 2020, except that items affecting comparability are excluded from the measurement of comparable measures. For more information on comparable measures, refer to Notes 1, Basis of preparation and 10, Performance Measures. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Mobile Networks The Mobile Networks operating segment offers technologies for Radio Access Networks (RAN) as well as Microwave Radio Links (MWR) for transport networks. RAN includes 3GPP radio technologies ranging from 2G/GSM to 5G/NR in licensed and unlicensed spectrum for both macro and small cell deployments. In addition to RAN and MWR products, the Mobile Networks operating segment provides associated network management solutions as well as network planning, network optimization, network deployment and technical support services. Network Infrastructure The Network Infrastructure operating segment serves communication service providers, enterprises, webscales and public sector customers. It comprises the following businesses: (i) Optical Networks, which provides optical transport networks for metro, regional, longhaul and ultra- longhaul applications; (ii) IP Networks, which provides IP networks and services for residential, mobile, enterprise and cloud applications; (iii) Fixed Networks, which provides fiber, fixed wireless access, and copper technologies; and (iv) Submarine Networks, which offers undersea cable transmission. Cloud and Network Services The Cloud and Network Services operating segment is built around software and the cloud and is focused on driving leadership in cloud-native software and as-a-service deliver models, as demand for critical networks accelerates; and with strong market positions in communications software, private wireless networks, and cognitive (or intelligent) services. The Cloud and Network Services portfolio encompasses core networks, including both voice and packet core; business applications covering areas like security and digital operations; cloud and cognitive services; and enterprise solutions covering private wireless and industrial automation. Nokia Technologies The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding the Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the patent portfolio is recorded in Nokia Technologies, while each segment separately records its own research and development expenses. Group Common and Other Group Common and Other includes Radio Frequency Systems which is managed as a separate entity. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, certain corporate-level and centrally managed operating expenses, as well as fair value gains and losses on investments in unlisted venture funds, including investments managed by NGP Capital.

NOKIA

Financial tables, *unaudited*

Mobile Networks

	Q2'21			Q2'20		
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	**2 380**	**0**	**2 380**	**2 424**	**0**	**2 424**
Gross profit	**973**	**(31)**	**942**	**875**	**(28)**	**848**
Gross margin %	*40.9%*		*39.6%*	*36.1%*		*35.0%*
Operating profit	**249**	**(31)**	**219**	**183**	**(79)**	**104**
Operating margin %	*10.5%*		*9.2%*	*7.5%*		*4.3%*
Other segment items						
Depreciation and amortization	(83)	(16)	(99)	(88)	(17)	(105)
Share of results of associated companies and joint ventures	0	0	0	6	0	6
EBITDA	332	(15)	318	277	(62)	215

	Q1–Q2'21			Q1–Q2'20		
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	**4 642**	**0**	**4 642**	**4 769**	**(1)**	**4 768**
Gross profit	**1 724**	**(39)**	**1 686**	**1 605**	**(51)**	**1 553**
Gross margin %	*37.1%*		*36.3%*	*33.7%*		*32.6%*
Operating profit	**326**	**(63)**	**263**	**197**	**(137)**	**60**
Operating margin %	*7.0%*		*5.7%*	*4.1%*		*1.3%*
Other segment items						
Depreciation and amortization	(166)	(32)	(198)	(175)	(34)	(209)
Share of results of associated companies and joint ventures	(4)	0	(4)	2	0	2
EBITDA	488	(31)	457	374	(103)	271

29 July 2021

27

Financial tables, *unaudited*

NOKIA

Network Infrastructure

	Q2'21			Q2'20		
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales[1]	**1 778**	**0**	**1 778**	**1 545**	**0**	**1 545**
Gross profit	**628**	**(9)**	**620**	**537**	**(15)**	**523**
Gross margin %	*35.3%*		*34.9%*	*34.8%*		*33.9%*
Operating profit/(loss)	**162**	**(96)**	**66**	**66**	**(115)**	**(49)**
Operating margin %	*9.1%*		*3.7%*	*4.3%*		*(3.2)%*
Other segment items						
Depreciation and amortization	(52)	(74)	(126)	(51)	(81)	(131)
Share of results of associated companies and joint ventures	0	0	0	0	0	0
EBITDA	214	(22)	192	117	(34)	82

[1]In Q2´21, IP Networks net sales of EUR 630 million, Optical Networks net sales of EUR 391 million, Fixed Networks net sales of EUR 531 million and Submarine Networks net sales of EUR 226 million.

	Q1–Q2'21			Q1–Q2'20		
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales[1]	**3 505**	**0**	**3 505**	**2 964**	**0**	**2 963**
Gross profit	**1 230**	**(12)**	**1 219**	**998**	**(26)**	**972**
Gross margin %	*35.1%*		*34.8%*	*33.7%*		*32.8%*
Operating profit/(loss)	**349**	**(178)**	**170**	**34**	**(209)**	**(174)**
Operating margin %	*10.0%*		*4.9%*	*1.1%*		*(5.9)%*
Other segment items						
Depreciation and amortization	(100)	(146)	(247)	(101)	(157)	(258)
Share of results of associated companies and joint ventures	(1)	0	(1)	0	0	0
EBITDA	448	(32)	416	135	(52)	84

[1]In Q1-Q2´21, IP Networks net sales of EUR 1 255 million, Optical Networks net sales of EUR 791 million, Fixed Networks net sales of EUR 1 022 million and Submarine Networks net sales of EUR 437 million.

29 July 2021

28

NOKIA
Financial tables, *unaudited*

Cloud and Network Services

EUR million	Q2'21 Comparable	Q2'21 Items affecting comparability	Q2'21 Reported	Q2'20 Comparable	Q2'20 Items affecting comparability	Q2'20 Reported
Net sales	**703**	**0**	**703**	**718**	**0**	**718**
Gross profit	**251**	**(30)**	**221**	**258**	**(29)**	**229**
Gross margin %	*35.7%*		*31.4%*	*35.9%*		*31.9%*
Operating profit/(loss)	**10**	**(51)**	**(41)**	**(6)**	**(48)**	**(54)**
Operating margin %	*1.4%*		*(5.8)%*	*(0.8)%*		*(7.5)%*
Other segment items						
Depreciation and amortization	(25)	(7)	(32)	(29)	(8)	(37)
Share of results of associated companies and joint ventures	1	0	1	1	0	1
EBITDA	36	(44)	(8)	24	(40)	(16)

EUR million	Q1–Q2'21 Comparable	Q1–Q2'21 Items affecting comparability	Q1–Q2'21 Reported	Q1–Q2'20 Comparable	Q1–Q2'20 Items affecting comparability	Q1–Q2'20 Reported
Net sales	**1 377**	**0**	**1 377**	**1 462**	**0**	**1 462**
Gross profit	**476**	**(34)**	**441**	**513**	**(44)**	**469**
Gross margin %	*34.6%*		*32.0%*	*35.1%*		*32.1%*
Operating loss	**(10)**	**(69)**	**(79)**	**(45)**	**(77)**	**(123)**
Operating margin %	*(0.7)%*		*(5.7)%*	*(3.1)%*		*(8.4)%*
Other segment items						
Depreciation and amortization	(49)	(15)	(64)	(59)	(16)	(75)
Share of results of associated companies and joint ventures	2	0	2	2	0	2
EBITDA	41	(54)	(13)	16	(61)	(46)

29 July 2021
29

NOKIA

Financial tables, *unaudited*

Nokia Technologies

	Q2'21			Q2'20		
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	**401**	**0**	**401**	**341**	**0**	**341**
Gross profit	**400**	**0**	**400**	**339**	**0**	**339**
Gross margin %	*99.8%*		*99.8%*	*99.4%*		*99.4%*
Operating profit	**332**	**0**	**331**	**272**	**(1)**	**271**
Operating margin %	*82.8%*		*82.5%*	*79.8%*		*79.5%*
Other segment items						
Depreciation and amortization	(8)	0	(8)	(10)	0	(10)
Share of results of associated companies and joint ventures	(1)	0	(1)	0	0	0
EBITDA	339	0	338	282	(1)	281

	Q1–Q2'21			Q1–Q2'20		
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	**766**	**0**	**766**	**689**	**0**	**689**
Gross profit	**764**	**0**	**764**	**684**	**0**	**684**
Gross margin %	*99.7%*		*99.7%*	*99.3%*		*99.3%*
Operating profit	**618**	**(1)**	**617**	**552**	**(1)**	**551**
Operating margin %	*80.7%*		*80.5%*	*80.1%*		*80.0%*
Other segment items						
Depreciation and amortization	(17)	0	(17)	(19)	0	(20)
Share of results of associated companies and joint ventures	(1)	0	(1)	0	0	0
EBITDA	634	(1)	633	571	(1)	571

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30

NOKIA
Financial tables, *unaudited*

Group Common and Other

EUR million	Q2'21 Comparable	Q2'21 Items affecting comparability	Q2'21 Reported	Q2'20 Comparable	Q2'20 Items affecting comparability	Q2'20 Reported
Net sales	**62**	**0**	**62**	**75**	**0**	**75**
Gross (loss)/profit	**(3)**	**0**	**(3)**	**6**	**(4)**	**2**
Gross margin %	*(4.8)%*		*(4.8)%*	*8.0%*		*2.7%*
Operating loss	**(70)**	**(20)**	**(90)**	**(91)**	**(11)**	**(103)**
Operating margin %	*(112.9)%*		*(145.2)%*	*(121.3)%*		*(137.3)%*
Other segment items						
Depreciation and amortization	(7)	0	(8)	(6)	0	(7)
Share of results of associated companies and joint ventures	0	0	0	0	0	0
EBITDA	(63)	(20)	(82)	(85)	(11)	(96)

EUR million	Q1–Q2'21 Comparable	Q1–Q2'21 Items affecting comparability	Q1–Q2'21 Reported	Q1–Q2'20 Comparable	Q1–Q2'20 Items affecting comparability	Q1–Q2'20 Reported
Net sales	**119**	**0**	**119**	**143**	**0**	**143**
Gross (loss)/profit	**(5)**	**0**	**(5)**	**4**	**(5)**	**(1)**
Gross margin %	*(4.2)%*		*(4.2)%*	*2.8%*		*(0.7)%*
Operating loss	**(48)**	**(7)**	**(55)**	**(199)**	**(21)**	**(221)**
Operating margin %	*(40.3)%*		*(46.2)%*	*(139.2)%*		*(154.5)%*
Other segment items						
Depreciation and amortization	(18)	(1)	(18)	(13)	(1)	(13)
Share of results of associated companies and joint ventures	0	0	0	(1)	0	(1)
EBITDA	(30)	(6)	(37)	(187)	(20)	(209)

29 July 2021
31

NOKIA

Financial tables, *unaudited*

Nokia Group

	Q2'21			Q2'20		
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	**5 313**	**0**	**5 313**	**5 093**	**(1)**	**5 092**
Gross profit	**2 249**	**(70)**	**2 179**	**2 017**	**(75)**	**1 942**
Gross margin %	*42.3%*		*41.0%*	*39.6%*		*38.1%*
Operating profit	**682**	**(198)**	**484**	**423**	**(253)**	**170**
Operating margin %	*12.8%*		*9.1%*	*8.3%*		*3.3%*
Other segment items						
Depreciation and amortization	(176)	(97)	(273)	(184)	(106)	(290)
Share of results of associated companies and joint ventures	0	0	0	6	0	6
EBITDA	858	(101)	757	613	(147)	466

	Q1–Q2'21			Q1–Q2'20		
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales	**10 389**	**0**	**10 389**	**10 007**	**(1)**	**10 005**
Gross profit	**4 189**	**(85)**	**4 105**	**3 804**	**(126)**	**3 678**
Gross margin %	*40.3%*		*39.5%*	*38.0%*		*36.8%*
Operating profit	**1 234**	**(318)**	**916**	**539**	**(445)**	**94**
Operating margin %	*11.9%*		*8.8%*	*5.4%*		*0.9%*
Other segment items						
Depreciation and amortization	(350)	(194)	(544)	(367)	(208)	(574)
Share of results of associated companies and joint ventures	(5)	0	(5)	3	0	3
EBITDA	1 579	(124)	1 455	909	(237)	671

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32

NOKIA

Financial tables, *unaudited*

Reconciliation of the segments to the Group

	Q2'21			Q1–Q2'21		
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales						
Mobile Networks	2 380	0	2 380	4 642	0	4 642
Network Infrastructure	1 778	0	1 778	3 505	0	3 505
Cloud and Network Services	703	0	703	1 377	0	1 377
Nokia Technologies	401	0	401	766	0	766
Group Common and Other	62	0	62	119	0	119
Segment total	**5 324**	**0**	**5 324**	**10 409**	**0**	**10 409**
Eliminations	(10)	0	(10)	(20)	0	(20)
Nokia Group	**5 313**	**0**	**5 313**	**10 389**	**0**	**10 389**
Gross profit						
Mobile Networks	973	(31)	942	1 724	(39)	1 686
Network Infrastructure	628	(9)	620	1 230	(12)	1 219
Cloud and Network Services	251	(30)	221	476	(34)	441
Nokia Technologies	400	0	400	764	0	764
Group Common and Other	(3)	0	(3)	(5)	0	(5)
Segment total	**2 249**	**(70)**	**2 179**	**4 189**	**(85)**	**4 105**
Nokia Group	**2 249**	**(70)**	**2 179**	**4 189**	**(85)**	**4 105**
Operating profit/(loss)						
Mobile Networks	249	(31)	219	326	(63)	263
Network Infrastructure	162	(96)	66	349	(178)	170
Cloud and Network Services	10	(51)	(41)	(10)	(69)	(79)
Nokia Technologies	332	0	331	618	(1)	617
Group Common and Other	(70)	(20)	(90)	(48)	(7)	(55)
Segment total	**682**	**(198)**	**484**	**1 234**	**(318)**	**916**
Nokia Group	**682**	**(198)**	**484**	**1 234**	**(318)**	**916**

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33

NOKIA

Financial tables, *unaudited*

	Q2'20			Q1–Q2'20		
EUR million	Comparable	Items affecting comparability	Reported	Comparable	Items affecting comparability	Reported
Net sales						
Mobile Networks	2 424	0	2 424	4 769	(1)	4 768
Network Infrastructure	1 545	0	1 545	2 964	0	2 963
Cloud and Network Services	718	0	718	1 462	0	1 462
Nokia Technologies	341	0	341	689	0	689
Group Common and Other	75	0	75	143	0	143
Segment total	**5 103**	**0**	**5 103**	**10 027**	**(1)**	**10 025**
Eliminations	(11)	0	(11)	(20)	0	(20)
Nokia Group	**5 093**	**(1)**	**5 092**	**10 007**	**(1)**	**10 005**
Gross profit						
Mobile Networks	875	(28)	848	1 605	(51)	1 553
Network Infrastructure	537	(15)	523	998	(26)	972
Cloud and Network Services	258	(29)	229	513	(44)	469
Nokia Technologies	339	0	339	684	0	684
Group Common and Other	6	(4)	2	4	(5)	(1)
Segment total	**2 017**	**(75)**	**1 942**	**3 804**	**(126)**	**3 678**
Nokia Group	**2 017**	**(75)**	**1 942**	**3 804**	**(126)**	**3 678**
Operating profit/(loss)						
Mobile Networks	183	(79)	104	197	(137)	60
Network Infrastructure	66	(115)	(49)	34	(209)	(174)
Cloud and Network Services	(6)	(48)	(54)	(45)	(77)	(123)
Nokia Technologies	272	(1)	271	552	(1)	551
Group Common and Other	(91)	(11)	(103)	(199)	(21)	(221)
Segment total	**423**	**(253)**	**170**	**539**	**(445)**	**94**
Nokia Group	**423**	**(253)**	**170**	**539**	**(445)**	**94**

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34

NOKIA

Financial tables, *unaudited*

3. NET SALES

Net sales by region

EUR million	Q2'21	Q2'20[1]	YoY change	Q1–Q2'21	Q1–Q2'20[1]	YoY change
Asia Pacific	582	643	(9)%	1 162	1 343	(13)%
Europe	1 662	1 565	6%	3 136	2 999	5%
Greater China	374	338	11%	776	671	16%
India	290	179	62%	538	392	37%
Latin America	323	216	50%	616	497	24%
Middle East & Africa	423	426	(1)%	838	908	(8)%
North America	1 659	1 725	(4)%	3 324	3 196	4%
Total	5 313	5 092	4%	10 389	10 005	4%

[1]In the first quarter of 2021, Nokia aligned how it externally reports financial information on a regional basis with its internal reporting structure. As a result, India which was earlier presented as part of Asia Pacific region is presented as a separate region. In addition, certain countries are now presented as part of a different region. The comparative net sales by region amounts for Q2'20 and Q1–Q2´20 have been recast accordingly.

Net sales by customer type

EUR million	Q2'21	Q2'20	YoY change	Q1–Q2'21	Q1–Q2'20	YoY change
Communication service providers	4 277	4 180	2%	8 375	8 245	2%
Enterprise	357	376	(5)%	712	687	4%
Licensees	401	341	18%	766	689	11%
Other[1]	278	195	43%	536	384	40%
Total	5 313	5 092	4%	10 389	10 005	4%

[1]Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. Submarine Networks and RFS net sales include also revenue from communication service providers and enterprise customers.

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4. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. 95% of Nokia's defined benefit obligation and 98% of plan assets fair values were remeasured as of 30 June 2021. Nokia's pension and post-retirement plans in the United States have been remeasured by updated valuations from an external actuary and the main pension plans outside of the US have been remeasured based upon updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. As of 30 June 2021, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives as of 31 December 2020): U.S. Pension 2.28% (1.94 %), U.S. Opeb 2.34% (1.97%), Germany 0.75 % (0.35 %) and U.K. 1.81 % (1.26 %).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from EUR 3 194 million, or 114.1%, as of 31 March 2021 to EUR 3 620 million, or 116.0% as of 30 June 2021. During the quarter the global defined benefit plan asset portfolio was invested approximately 73% in fixed income, 6% in equities and 21% in other asset classes, mainly private equity and real estate. Market conditions for financial assets have continued to stabilize after COVID-19 related stress in 2020. Should there be another increase in financial market volatility, fair values of pension assets may fluctuate in future quarters.

Change in pension and post-employment net asset/(liability)

	30 June 2021			30 June 2020			31 December 2020		
EUR million	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total
Net asset/(liability) recognized 1 January	**2 572**	**(1 580)**	**992**	**2 348**	**(1 861)**	**487**	**2 348**	**(1 861)**	**487**
Recognized in income statement	(81)	(14)	(95)	(87)	(26)	(113)	(196)	43	(153)
Recognized in other comprehensive income	964	128	1 092	96	(122)	(26)	707	(83)	624
Contributions and benefits paid	97	(10)	87	82	(4)	78	186	6	192
Exchange differences and other movements[2]	(128)	213	85	(19)	(9)	(28)	(473)	315	(158)
Net asset/(liability) recognized at the end of the period	**3 424**	**(1 263)**	**2 161**	**2 420**	**(2 022)**	**398**	**2 572**	**(1 580)**	**992**

[1]Includes pensions, retirement indemnities and other post-employment plans.

[2]Includes Section 420 transfers, medicare subsidies, and other transfers.

Funded status

EUR million	30 June 2021	31 March 2021	31 December 2020	30 September 2020	30 June 2020
Defined benefit obligation[1]	(22 599)	(22 630)	(23 501)	(24 554)	(25 615)
Fair value of plan assets[1]	26 219	25 824	25 688	26 302	27 058
Funded status	**3 620**	**3 194**	**2 187**	**1 748**	**1 443**
Effects of asset ceiling	(1 459)	(1 368)	(1 195)	(1 191)	(1 045)
Net asset recognized at the end of the period	**2 161**	**1 826**	**992**	**557**	**398**

[1]The comparative amounts for defined benefit obligation and fair value of plan assets have been changed for each quarter in 2020 to reflect the timing of US benefit payments.

5. DEFERRED TAXES

At 30 June 2021, Nokia has recognized deferred tax assets of EUR 1.5 billion (EUR 1.8 billion at 31 December 2020), significant portion of which relate to unused tax losses, unused tax credits and deductible temporary differences in the United States (EUR 0.5 billion).

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both favorable and unfavorable factors in its assessment. Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions.

Nokia has an established pattern of sufficient profitability to conclude that it is probable that it will be able to utilize the deferred tax assets in the United States.

At 30 June 2021, Nokia has unrecognized deferred tax assets of approximately EUR 8 billion (EUR 8 billion at 31 December 2020), the majority of which relate to France (approximately EUR 4 billion) and Finland (approximately EUR 3 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits. The majority of Finnish unrecognized deferred tax assets are not subject to expiry and are available against future Finnish tax liabilities.

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Financial tables, *unaudited*

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to Note 2, Significant accounting policies and Note 24, Fair value of financial instruments, in the consolidated financial statements for 2020. Items carried at fair value in the following table are measured at fair value on a recurring basis.

EUR million	Carrying amounts								Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income				
30 June 2021		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	23	0	738	0	0	0	761	761
Other non-current financial assets	120	0	99	0	0	110	0	329	329
Other current financial assets including derivatives	45	0	111	8	0	19	0	183	183
Trade receivables	0	0	0	0	0	4 387	0	4 387	4 387
Current financial investments	138	0	1 107	0	0	254	0	1 499	1 499
Cash and cash equivalents	4 756	0	2 496	0	0	0	0	7 252	7 252
Total financial assets	5 059	23	3 813	746	0	4 770	0	14 411	14 411
Long-term interest-bearing liabilities	4 504	0	0	0	0	0	0	4 504	4 700
Other long-term financial liabilities	0	0	0	75	0	0	0	75	75
Short-term interest-bearing liabilities	559	0	0	0	0	0	0	559	562
Other short-term financial liabilities including derivatives	0	0	256	471	0	0	0	727	727
Trade payables	3 119	0	0	0	0	0	0	3 119	3 119
Total financial liabilities	8 182	0	256	546	0	0	0	8 984	9 183

EUR million	Carrying amounts								Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income				
31 December 2020		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	31	0	714	0	0	0	745	745
Other non-current financial assets	115	0	99	5	0	87	0	306	306
Other current financial assets including derivatives	22	0	169	8	0	15	0	214	214
Trade receivables	0	0	0	0	0	5 503	0	5 503	5 503
Current financial investments	134	0	882	0	0	105	0	1 121	1 121
Cash and cash equivalents	4 333	0	2 607	0	0	0	0	6 940	6 940
Total financial assets	4 604	31	3 757	727	0	5 710	0	14 829	14 829
Long-term interest-bearing liabilities	5 015	0	0	0	0	0	0	5 015	5 140
Other long-term financial liabilities	0	0	0	19	0	0	0	19	19
Short-term interest-bearing liabilities	561	0	0	0	0	0	0	561	561
Other short-term financial liabilities including derivatives	0	0	318	420	0	0	0	738	738
Trade payables	3 174	0	0	0	0	0	0	3 174	3 174
Total financial liabilities	8 750	0	318	439	0	0	0	9 507	9 632

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance as of 31 December 2020	727	(439)
Net gains/(losses) in income statement	86	(63)
Acquisitions through business combination	0	(48)
Additions	36	0
Deductions	(102)	4
Transfers out of level 3	(2)	0
Other movements	1	0
Balance as of 30 June 2021	746	(546)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 20 million (net gain of EUR 102 million in 2020) related to level 3 financial instruments held at 30 June 2021, was included in the profit and loss during 2021.

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Financial tables, *unaudited*

7. PROVISIONS

EUR million	Restructuring	Warranty	Litigation	Environmental	Project losses	Divestment-related	Material liability	Other[1]	Total
As of 1 January 2021	441	220	73	113	276	49	130	230	1 532
Translation differences	0	1	2	5	0	0	0	6	14
Reclassification	(4)	0	(2)	0	0	(12)	0	17	(1)
Charged to income statement									
Additions	*159*	*86*	*21*	*6*	*0*	*12*	*4*	*53*	*341*
Reversals	*(11)*	*(7)*	*(6)*	*(1)*	*(9)*	*(3)*	*(20)*	*(6)*	*(63)*
Total charged to income statement	148	79	15	5	(9)	9	(16)	47	278
Utilized during period[2]	(129)	(83)	(7)	(4)	(23)	0	(22)	(15)	(283)
As of 30 June 2021	456	217	80	118	245	45	92	287	1 540
Non-current	211	20	15	103	176	43	16	128	711
Current	244	197	65	15	70	3	75	159	829

[1]Other provisions include provisions for various obligations such as indirect tax provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

[2]The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 53 million remained in accrued expenses as of 30 June 2021.

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8. INTEREST-BEARING LIABILITIES

Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	Carrying amount (EUR million) 30 June 2021	30 June 2020	31 December 2020
Nokia Corporation	1.00% Senior Notes[1]	EUR	350	March 2021	0	350	350
Nokia Corporation	3.375% Senior Notes	USD	500	June 2022	427	459	417
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2024	760	764	762
Nokia Corporation	EIB R&D Loan	EUR	500	February 2025	500	500	500
Nokia Corporation	NIB R&D Loan[2]	EUR	250	May 2025	250	250	250
Nokia Corporation	2.375% Senior Notes	EUR	500	May 2025	497	496	497
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2026	761	763	762
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	454	492	448
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	63	66	61
Nokia Corporation	3.125% Senior Notes	EUR	500	May 2028	497	497	497
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	175	186	169
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	538	596	541
Nokia Corporation and various subsidiaries	Other liabilities				141	518	322
Total					5 063	5 937	5 576

[1]Nokia redeemed EUR 350 million of the 1.00% Senior Notes due March 2021 in February 2021.

[2]The loan from the Nordic Investment Bank (NIB) is repayable in three equal annual installments in 2023, 2024 and 2025.

Significant credit facilities and funding programs

Financing arrangement	Committed / uncommitted	Currency	Nominal (million)	Utilized (million) 30 June 2021	30 June 2020	31 December 2020
Revolving Credit Facility[1]	Committed	EUR	1 500	0	0	0
Finnish Commercial Paper Programme	Uncommitted	EUR	750	0	20	0
Euro-Commercial Paper Programme	Uncommitted	EUR	1 500	0	0	0
Euro Medium Term Note Programme[2]	Uncommitted	EUR	5 000	2 500	2 850	2 850

[1]Nokia exercised its option to extend the maturity date of the Revolving Credit Facility in June 2021. Subsequent to the extension, the facility has its maturity in June 2026, except for EUR 88 million having its maturity in June 2024.

[2]All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

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Financial tables, *unaudited*

9. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	30 June 2021	30 June 2020	31 December 2020
Contingent liabilities on behalf of Group companies			
Guarantees issued by financial institutions			
Commercial guarantees	1 180	1 224	1 107
Non-commercial guarantees	446	445	450
Corporate guarantees			
Commercial guarantees	457	910	453
Non-commercial guarantees	52	57	53
Financing commitments			
Customer finance commitments	42	235	180
Venture fund commitments	158	231	189
Other contingent liabilities and financing commitments[1]			
Other guarantees and financing commitments	8	18	11

[1]Other contingent liabilities and financing commitments exclude committed lease contracts that have not yet commenced and purchase obligations. Refer to Note 30, Commitments, contingencies and legal proceedings, in the consolidated financial statements for 2020.

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Intellectual property rights litigations

In 2019 and 2020, Nokia filed patent infringement lawsuits against Lenovo in four countries, including United States, regarding 19 Nokia patents used in Lenovo's products. Lenovo responded with counterclaims and nullity proceedings, and in 2020, Lenovo filed an action in the United States against Nokia alleging breach of RAND obligations and other claims. In the first quarter of 2021, Nokia concluded a multi-year, multi-technology patent cross-license agreement with Lenovo. The agreement resolves all pending patent litigation and other proceedings between the two parties, in all jurisdictions. Under the agreement, Lenovo will make a net balancing payment to Nokia.

In 2019, Nokia commenced patent infringement proceedings against Daimler in Germany regarding ten Nokia patents relevant to the 3G and 4G cellular standards used in Daimler's connected cars. In 2020, one of the cases was referred to the Court of Justice of the European Union on questions relating to standard essential patent litigation. In the second quarter of 2021, Nokia and Daimler announced that they have signed a patent licensing agreement under which Nokia licenses mobile telecommunications technology to Daimler and receives payment in return. The parties have agreed to settle all pending litigation between Daimler and Nokia, including the complaint by Daimler against Nokia to the European Commission. Invalidation actions brought by Daimler's suppliers and their respective complaints to the European Commission regarding Nokia's licensing practice continue.

On 1 July 2021, Nokia commenced patent infringement proceedings against Oppo, OnePlus and Realme in Asia and Europe. Across actions in 7 countries, more than 30 patents are in suit, covering a mix of cellular standards and technologies such as connectivity, user interface and security.

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10. PERFORMANCE MEASURES

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

The following tables provide summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements.

Performance measure	Definition	Purpose
Comparable measures	Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below.	We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.
Constant currency net sales / Net sales adjusted for currency fluctuations	When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance.
Comparable return on invested capital (ROIC)	Comparable operating profit after tax, last four quarters / Invested capital, average of last five quarters' ending balances. Calculation of comparable return on invested capital is presented below.	Comparable return on invested capital is used to measure how efficiently Nokia uses its capital to generate profits from its operations.
Comparable operating profit after tax	Comparable operating profit - (comparable operating profit x comparable income tax expense / comparable profit before tax)	Comparable operating profit after tax indicates the profitability of Nokia's underlying business operations after deducting the income tax impact. We use comparable operating profit after tax to calculate comparable return on invested capital.
Invested capital	Total equity + total interest-bearing liabilities - total cash and current financial investments	Invested capital indicates the book value of capital raised from equity and debt instrument holders less cash and liquid assets held by Nokia. We use invested capital to calculate comparable return on invested capital.
Total cash and current financial investments ("Total cash")	Total cash and current financial investments consist of cash and cash equivalents and current financial investments.	Total cash and current financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and current financial investments ("Net cash")	Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and current financial investments to the amounts in the consolidated statement of financial position is presented below.	Net cash and current financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
Free cash flow	Net cash from/(used in) operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments. Reconciliation of free cash flow to the amounts in the consolidated statement of cash flows is presented below.	Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
EBITDA	Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures.	We use EBITDA as a measure of Nokia's operating performance.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.

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Financial tables, *unaudited*

Comparable to reported reconciliation

Q2'21 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit/(loss)**	Financial income and expenses	Income tax (expense)/ benefit	**Profit/(loss) from continuing operations**
Comparable	**5 313**	**(3 064)**	**(1 011)**	**(585)**	**29**	**682**	**(39)**	**(104)**	**539**
Restructuring and associated charges		(66)	(33)	(41)	(1)	**(141)**			**(141)**
Amortization of acquired intangible assets			(13)	(84)		**(97)**		20	**(77)**
Settlement of legal disputes					80	**80**			**80**
Impairment of assets, net of impairment reversals		(3)	(7)	(1)	(21)	**(32)**			**(32)**
Fair value changes of legacy IPR fund					(16)	**(16)**			**(16)**
Gain on sale of fixed assets					8	**8**			**8**
Change in financial liability to acquire NSB non-controlling interest						**0**	(28)		**(28)**
Deferred tax benefit due to tax rate changes						**0**		17	**17**
Items affecting comparability	0	(70)	(52)	(127)	51	**(198)**	(28)	38	**(189)**
Reported	**5 313**	**(3 133)**	**(1 063)**	**(712)**	**80**	**484**	**(68)**	**(66)**	**350**

Q2'20 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit/(loss)**	Financial income and expenses	Income tax (expense)/ benefit	**Profit/(loss) from continuing operations**
Comparable	**5 093**	**(3 076)**	**(953)**	**(590)**	**(50)**	**423**	**(27)**	**(87)**	**316**
Restructuring and associated charges		(72)	(31)	(27)		**(130)**		25	**(105)**
Amortization of acquired intangible assets			(16)	(90)		**(106)**		23	**(83)**
Impairment of assets, net of impairment reversals		(4)	(14)	(2)		**(19)**		4	**(15)**
Gain on sale of fixed assets		1	1			**2**			**1**
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(1)					**(1)**			**0**
Change in financial liability to acquire NSB non-controlling interest						**0**	15		**15**
Legal entity restructuring						**0**		(45)	**(45)**
Items affecting comparability	(1)	(75)	(59)	(119)	0	**(253)**	15	7	**(231)**
Reported	**5 092**	**(3 151)**	**(1 013)**	**(709)**	**(50)**	**170**	**(11)**	**(80)**	**85**

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Financial tables, *unaudited*

Q1–Q2'21 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit/(loss)**	Financial income and expenses	Income tax (expense)/ benefit	**Profit/(loss) from continuing operations**
Comparable	**10 389**	**(6 200)**	**(1 985)**	**(1 137)**	**166**	**1 234**	**(91)**	**(224)**	**914**
Amortization of acquired intangible assets			(27)	(167)		**(194)**		41	**(153)**
Restructuring and associated charges		(80)	(41)	(55)	(1)	**(177)**			**(177)**
Settlement of legal disputes					80	**80**			**80**
Impairment of assets, net of impairment reversals		(4)	(7)	(2)	(21)	**(33)**			**(33)**
Gain on sale of fixed assets					23	**23**			**23**
Fair value changes of legacy IPR fund					(16)	**(16)**			**(16)**
Costs associated with contract exit		(1)				**(1)**			**(1)**
Change in financial liability to acquire NSB non-controlling interest						**0**	(32)		**(32)**
Deferred tax benefit due to tax rate changes						**0**		17	**17**
Items affecting comparability	0	(85)	(75)	(224)	66	**(318)**	(32)	58	**(292)**
Reported	**10 389**	**(6 285)**	**(2 060)**	**(1 360)**	**232**	**916**	**(123)**	**(166)**	**622**

Q1–Q2'20 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit/(loss)**	Financial income and expenses	Income tax (expense)/ benefit	**Profit/(loss) from continuing operations**
Comparable	**10 007**	**(6 203)**	**(1 928)**	**(1 262)**	**(75)**	**539**	**(93)**	**(100)**	**348**
Restructuring and associated charges		(122)	(50)	(46)		**(217)**		42	**(175)**
Amortization of acquired intangible assets			(28)	(179)		**(207)**		47	**(160)**
Impairment of assets, net of impairment reversals		(4)	(14)	(2)		**(20)**		4	**(16)**
Gain on sale of fixed assets		1	1			**2**			**1**
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(1)					**(1)**			**(1)**
Costs associated with contract exit		1				**1**			**1**
Transaction and related costs, including integration costs				(1)		**(1)**			**(1)**
Change in financial liability to acquire NSB non-controlling interest						**0**	32		**32**
Legal entity restructuring						**0**		(45)	**(45)**
Items affecting comparability	(1)	(125)	(92)	(227)	0	**(445)**	32	49	**(364)**
Reported	**10 005**	**(6 328)**	**(2 019)**	**(1 489)**	**(76)**	**94**	**(61)**	**(51)**	**(16)**

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Net cash and current financial investments

EUR million	30 June 2021	31 March 2021	31 December 2020	30 September 2020	30 June 2020
Current financial investments	1 499	1 527	1 121	796	399
Cash and cash equivalents	7 252	7 315	6 940	6 836	7 088
Total cash and current financial investments	8 751	8 842	8 061	7 632	7 487
Long-term interest-bearing liabilities[1]	4 504	5 039	5 015	5 099	5 181
Short-term interest-bearing liabilities[1]	559	114	561	664	756
Total interest-bearing liabilities	5 063	5 153	5 576	5 763	5 937
Net cash and current financial investments	**3 688**	**3 689**	**2 485**	**1 869**	**1 550**

[1]Lease liabilities are not included in interest-bearing liabilities.

Free cash flow

EUR million	Q2'21	Q2'20	Q1–Q2'21	Q1–Q2'20
Net cash from operating activities	106	333	1 410	467
Purchase of property, plant and equipment and intangible assets	(113)	(89)	(272)	(243)
Proceeds from sale of property, plant and equipment and intangible assets	16	1	48	2
Purchase of non-current financial investments	(16)	(14)	(42)	(24)
Proceeds from sale of non-current financial investments	84	34	133	57
Free cash flow	**77**	**265**	**1 277**	**259**

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Financial tables, *unaudited*

Comparable return on invested capital (ROIC)

Q2'21

EUR million	Rolling four quarters	Q2'21	Q1'21	Q4'20	Q3'20
Comparable operating profit	2 776	682	551	1 056	486
Comparable profit before tax	2 608	643	495	1 063	407
Comparable income tax expense	(606)	(104)	(120)	(279)	(103)
Comparable operating profit after tax	**2 131**	**572**	**417**	**779**	**363**

EUR million	Average	30 June 2021	31 March 2021	31 December 2020	30 September 2020	30 June 2020
Total equity	14 238	14 337	13 771	12 545	15 220	15 319
Total interest-bearing liabilities	5 498	5 063	5 153	5 576	5 763	5 937
Total cash and current financial investments	8 155	8 751	8 842	8 061	7 632	7 487
Invested capital	**11 581**	**10 649**	**10 082**	**10 060**	**13 351**	**13 769**

Comparable ROIC	**18.4%**

Q1'21

EUR million	Rolling four quarters	Q1'21	Q4'20	Q3'20	Q2'20
Comparable operating profit	2 517	551	1 056	486	423
Comparable profit before tax	2 368	495	1 063	407	403
Comparable income tax expense	(589)	(120)	(279)	(103)	(87)
Comparable operating profit after tax	**1 891**	**417**	**779**	**363**	**332**

EUR million	Average	31 March 2021	31 December 2020	30 September 2020	30 June 2020	31 March 2020
Total equity	14 572	13 771	12 545	15 220	15 319	16 004
Total interest-bearing liabilities	5 485	5 153	5 576	5 763	5 937	4 995
Total cash and current financial investments	7 667	8 842	8 061	7 632	7 487	6 315
Invested capital	**12 390**	**10 082**	**10 060**	**13 351**	**13 769**	**14 684**

Comparable ROIC	**15.3%**

Q2'20

EUR million	Rolling four quarters	Q2'20	Q1'20	Q4'19	Q3'19
Comparable operating profit	2 151	423	116	1 134	478
Comparable profit before tax	1 924	403	45	1 108	368
Comparable income tax expense	(488)	(87)	(12)	(288)	(101)
Comparable operating profit after tax	**1 605**	**332**	**85**	**839**	**347**

EUR million	Average	30 June 2020	31 March 2020	December 31, 2019	30 September 2019	June 30, 2019
Total equity	15 107	15 319	16 004	15 401	14 425	14 386
Total interest-bearing liabilities	4 795	5 937	4 995	4 277	4 480	4 286
Total cash and current financial investments	5 884	7 487	6 315	6 007	4 824	4 788
Invested capital	**14 018**	**13 769**	**14 684**	**13 671**	**14 081**	**13 884**

Comparable ROIC	**11.4%**

29 July 2021
45

29 July 2021 46 Additional information This financial report was authorized for issue by management on 29 July 2021. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com • Nokia plans to publish its third quarter and January-September 2021 results on 28 October 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021        Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Deputy Chief Legal Officer, Corporate